Ortelius Advisors' ISS Presentation for Brookdale Senior Living Inc. (BKD)



June 3, 2025



Table of Contents



Campaign Summary – Case for Change



» Ortelius Advisors, L.P. ("Ortelius" or "we") firmly believes that Brookdale Senior Living Inc. ("Brookdale" or the "Company") has significant upside potential, based on its high-quality assets, favorable industry dynamics, and considerable free cash flow capabilities

» We are deeply concerned by the Company's underperformance and chronic undervaluation

   » The Company's share price has declined 85% in the past 10 years due to failed strategy and poor execution

   » Brookdale's Total Shareholder Return (TSR) has underperformed all peers and relevant indices on a 1-, 3-, 5-, and 10-year basis

   » Cumulative free cash flow imploded from $304 million in 2011 – 2017, to negative $660 million in 2018 – 2024

   » Tangible book value per share plunged 83%, from $5.49 in 2017 to $0.93 in 2024

   » Occupancy rates and NOI margins have consistently lagged core peers, Ventas, Inc. and Welltower Inc.

   » The Company is burdened by 35% of owned and leased communities that have an occupancy rate of less than 75%, of which 143 properties have an occupancy of less than 70%

   » During the tenure of the Company's most recent CEO, overseen and richly compensated by the Board, the Company has failed to formulate and execute a strategy that would restructure the underperforming properties, improve occupancy and NOI margins, and generate shareholder value

   » Operational improvements alone, such as bringing the Company's occupancy rate of 79% in 1Q 2025 up to the industry average of 87%, will not bring the Company to it's full potential, highlighted by debt principal repayments of $426 million and $860 million in 2026 and 2027, respectively

   » Ortelius believes that the equity of Brookdale's owned properties, with occupancy rates greater than 75%, should be valued at multiples of Brookdale's current market capitalization



Campaign Summary – Case for Change (Cont'd)

- The dismissal of the former CEO and quick addition of two new directors in April 2025 only after the launch of Ortelius' public campaign, and dismissal of working with Ortelius to add qualified candidates to the Board, reaffirmed our view that the incumbent Board is not best suited to credibly chart the path forward for the Company
- The Board's legacy of value destruction, failure to hold management accountable, and its inability to formulate a value enhancing strategy has adversely affected its credibility. It is time for meaningful stockholder-driven change at Brookdale
- The Board has failed to refresh itself with the proper talent and this failure has led to its poor oversight and shareholder value destruction
- We believe that there are multiple paths to building and unlocking long-term value for stockholders
- Our independent nominees bring deep senior housing, turnaround, restructuring, real estate, capital allocation, investment, and capital market expertise. In addition, Ortelius' candidates can help provide oversight and guidance to the interim CEO
- We have outlined a comprehensive roadmap to optimize Brookdale's portfolio, improve operational efficiency, reduce mortgage debt, restructure the leased portfolio, and unlock real estate value
- We believe our plan can build intrinsic value and unlock significant shareholder value
- The status quo jeopardizes the Company's viability
- It is time for Brookdale to have a Board that possesses the relevant experience and skillset to identify the right CEO and execute on our value enhancing plan
- A majority board refresh is needed to ensure the right CEO is hired
- Vote FOR ALL Ortelius nominees on WHITE proxy card

ABOUT ORTELIUS ADVISORS

Ortelius Advisors: Overview



» Ortelius, founded by Peter DeSorcy and H.R.H. Prince Pavlos, is an event-driven, activist-oriented alternative investment management firm

» The principals have twenty-eight-plus years of experience managing hedge funds and building proprietary businesses within the financial services industry

» The fund employs a research-intensive, fundamental-based investment methodology, and a deep value investment strategy

» Targets holding companies, or conglomerates with disparate business segments, whose "sum-of-the-parts" is worth significantly more than the current market price

» Successful track record of creating shareholder value through constructive and public engagements

» First invested in Brookdale in October 2023



Our Team: Peter DeSorcy

Peter DeSorcy
Co-Founder/Managing Member
Chief Investment Officer

In addition to co-founding Ortelius Advisors and its affiliates Ortelius Ventures in 2012 and Ortelius Capital Partners in 2002, Peter DeSorcy co-founded Brigantine Capital Partners, LLC, a long/short equity and special situations hedge fund which commenced operations in 2003. Prior to co-founding Brigantine, Mr. DeSorcy co-founded Ivory Capital Group, LLC and Ivory Fund Advisors, LLC in 1998, a private investment group focused primarily on value-oriented equities. From 1998 to 2002, Mr. DeSorcy was a Managing Member of Ivory and responsible for various investment, operational and marketing-related activities. In 1997, Mr. DeSorcy co-founded Griphon Asset Management, LLC. At Griphon he was responsible for all portfolio management and research activities of three alternative investment vehicles. From 1994 to 1997, Mr. DeSorcy was employed by Ivy Asset Management Corporation, where he played an integral part in the research and portfolio management of various alternative investment strategies. From 1988 to 1994, Mr. DeSorcy held various analytical positions in the financial services area of Aetna Life & Casualty. Mr. DeSorcy was awarded the CFA designation and graduated from the University of Massachusetts at Amherst with a B.A. in Economics, mostly comprising studies at the School of Engineering, Smith College, and Amherst College, and with an emphasis in chemical engineering and mathematics. Mr. DeSorcy also lectures graduate students in Benjamin Graham's Security Analysis course at Columbia Business School.



Our Team: H.R.H. Prince Pavlos

H.R.H. Prince Pavlos
Co-Founder/Managing Member

In addition to co-founding Ortelius Advisors and its affiliates Ortelius Ventures in 2012 and Ortelius Capital Partners in 2002, Prince Pavlos co-founded Brigantine Capital Partners, LLC, a long/short equity and special situations hedge fund which commenced operations in 2003. Prior to co-founding Brigantine, Prince Pavlos co-founded Ivory Capital Group, LLC and Ivory Fund Advisors, LLC in 1998, a private investment group focused primarily on value-oriented equities. From 1998 to 2002, Prince Pavlos was a Managing Member of Ivory and responsible for marketing and various operational-related activities. In 1997, Prince Pavlos co-founded Griphon Asset Management, LLC, where he was a Principal and the Director of Marketing. From 1995 to 1997, Prince Pavlos held various positions in the operations and marketing departments of the ship brokerage firm Charles R. Weber Company, Inc. Prince Pavlos served as a Lieutenant in the British Army and graduated from Georgetown University with B.A. and Master's degrees in Foreign Relations and Economics.



Kinloch Yellott
Director of Research/Member

From 2015 to 2023, Kinloch Yellott worked in the investment banking division at BTIG mostly as a Vice President focused on mergers and acquisitions, strategic advisory, and financing transactions. From 2014 to 2015, Mr. Yellott was a Senior Associate at Luminate Capital Partners, where he worked on buyouts in the software and technology-enabled services sectors. From 2006 to 2012, Mr. Yellott was employed at Celerant Consulting (n.k.a. Hitachi Consulting), where he advised companies on operational controls, production, and maintenance-related improvements. Mr. Yellott earned a B.A. in Government from Cornell University and an M.B.A from the Georgetown McDonough School of Business.









Recent Activist Campaign Activity

PHOENIX

Campaign Summary (2013 - 2014)
- Sought to take the company private
- Forced an auction process, were out-bid in the final round
- Held various meetings and conversations with the company's senior management, board and investment bankers
- Raised $400 million in financing

Campaign Summary (2015)
- Sought to take the company private
- Forced another auction process after the initial deal fell apart, were out-bid
- The company was taken private
- The stock gained 71% over a five-month period, following our LOI until the announcement of a deal

KOPPERS

Campaign Summary (2015 - 2017)
- Sought a strategic alternatives review, including a carve-out, spin-off and/or asset sale
- Held various meetings and conversations with the company's senior management, board and investment bankers

HBC

Campaign Summary (2018 - 2020)
- Proposed a strategic alternatives review, including asset sales, divestitures, spin-offs, Dutch tender, and auction process
- Held various conversations with the board's Lead Director
- The Chairman of the Board announced a take-private transaction in June 2019
- Sought to take the company private shortly thereafter
- Raised $2 billion in financing
- Filed an "oppression remedy" lawsuit against the Executive Chairman and board in the Ontario Superior Court of Justice
- Ortelius' actions contributed to the buy-out group's increasing its offer on two separate occasions, raising the final take-out price an aggregate 16%
- The company was taken private

Source: Bloomberg as of May 28, 2025.









Recent Activist Campaign Activity (Cont'd)

RAYONIER Advanced Materials

Campaign Summary (2019 - 2021)

- Filed a 13D
- Proposed a strategic alternatives review, including an auction process, carve-out, spin-off and/or sale of its non-core assets
- Initiated a proxy campaign
- Removed (including the Lead Director) and replaced two board members
- Caused the Chairman's resignation
- Caused the board to create a Strategic Committee
- Caused three shareholder proposals for the 2020 proxy vote
- Separation of Chairman/CEO duties
- De-classify the board
- Reduce supermajority voting requirements from 80% to simple

sonida SENIOR LIVING

Campaign Summary (2021)

- Filed a 13D and Form 3
- Initiated a proxy campaign
- Contested a costly and highly dilutive recapitalization
- Caused an amended transaction on more favorable terms

TRECORA Resources

Campaign Summary (2021 - 2022)

- Filed a 13D and Form 3
- Owned 11.3% of the company, making Ortelius the largest shareholder
- Held various meetings and conversations with the company's senior management, board and investment bankers
- Proposed a strategic alternatives review, including asset sales, divestitures, Dutch tender and auction process
- Initiated a proxy campaign
- The board announced a sale of the company
- The company was taken private
- The stock gained 30% over an eight-month period, following our 13D/A until the consummation of a deal

Source: Bloomberg as of May 28, 2025.



1-day Price Impact of Ortelius Nomination (March 5, 2025)

S&P 500 Health Care Index	1.0%
Russell 3000 Index	0.8%
Proxy Peers (Median)	1.0%
Ventas	0.9%
Welltower	0.6%
Brookdale	7.1%

Source: FactSet as of May 20, 2025. Note: Proxy Peers include Acadia Healthcare Company, Amedisys, Aveanna Healthcare Holdings, Bloomin' Brands, Brinker International, Chemed Corporation, Community Health Systems, Encompass Health Corporation, Hyatt Hotels Corporation, Pediatrix Medical Group, Quest Diagnostics, Select Medical Holdings Corporation, Surgery Partners, Ensign Group, Universal Health Services, Welltower, and Wyndham Hotels & Resorts.





**Total Shareholder Return
Since Ortelius First Letter to Shareholders
(3/4/2025 – 5/30/2025)**

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
(10.3%)	2.6%	(0.5%)	(7.3%)	0.7%	16.3%



**Total Shareholder Return
Since CEO Change Announcement To-Date
(4/13/2025 – 5/30/2025)**

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
(3.3%)	10.8%	8.6%	(2.8%)	8.6%	13.2%

Source: FactSet. Note: Proxy Peers include Acadia Healthcare Company, Amedisys, Aveanna Healthcare Holdings, Bloomin' Brands, Brinker International, Chemed Corporation, Community Health Systems, Encompass Health Corporation, Hyatt Hotels Corporation, Pediatrix Medical Group, Quest Diagnostics, Select Medical Holdings Corporation, Surgery Partners, Ensign Group, Universal Health Services, Welltower, and Wyndham Hotels & Resorts.

COMPANY OVERVIEW



Business Overview
Largest Provider of Senior Living in the US

- **Largest provider of senior living in the US**
- **647 geographically diverse, high-quality, purpose-driven communities**
- **94% of senior living resident fees are private pay**
- **Nearly 2x more US communities than the next largest operator**
- **Ability to serve ~58,000 residents**
- **~36K caring and dedicated associates**

Consolidated Portfolio: Units



51%
49%
34%
66%
Leased
Owned
Dec 31, 2017
Mar 31, 2025
Portfolio ownership expected to increase to 75% by 2025 year end

Key Statistics

$'s millions	FY2024
Revenue	$2,972
Net Income/(Loss)	($202)
Adjusted EBITDA	$386
Adjusted Free Cash Flow	($29)
Weighted avg. occupancy	78.6%

The Company has 647 Communities in 41 States

Source: Brookdale 1Q 2025 Investor Presentation and Brookdale 4Q 2024 Supplement..



Segment Overview

Over one-third of communities are performing below par

Brookdale Community Count



28
236
383
Managed Communities
Owned Communities
Leased Communities

Owned and Leased Occupancy

1Q 2025 weighted average occupancy (consolidated communities)

Occupancy Band	Community Count	% of Period End Communities
Greater than 95%	73	12%
90% > 95%	81	13%
85% > 90%	89	14%
80% > 85%	83	13%
75% > 80%	77	12%
70% > 75%	73	13%
Less than 70%	143	23%

Excluding the bottom 35% of communities, the remaining are performing very well with an average occupancy of 87% compared to an industry average of 87%

Aggressive asset management is necessary to optimize the Company portfolio

35% of owned and leased communities have an occupancy less than 75%, representing a weighted average occupancy of 64% for this group of properties

Source: Brookdale 1Q 2025 Investor Presentation, Brookdale 1Q 2025 Supplement, and NIC as of Q1 2025. Property count per the Company as of March 31, 2025.



Historical Financials

Leased segment performance continues to be drag on overall profitability and cash flow

Owned and Leased Portfolios

Brookdale Senior Living Inc.
Owned and Leased Portfolio Summary
$'s millions

	2020	2021	2022	2023	2024	'20 to '24 CAGR
Revenue						
Owned	$1,528	$1,388	$1,558	$1,682	$1,748	*3%*
YoY		*-9%*	*12%*	*8%*	*4%*	
Leased	$1,091	$991	$1,108	$1,184	$1,224	*3%*
YoY		*-9%*	*12%*	*7%*	*3%*	
NOI						
Owned	$365	$250	$312	$403	$432	*4%*
% Margin	*24%*	*18%*	*20%*	*24%*	*25%*	
Leased	$300	$224	$271	$334	$356	*4%*
% Margin	*27%*	*23%*	*24%*	*28%*	*29%*	
EBITDA						
Owned	$292	$169	$229	$314	$343	*4%*
% Margin	*19%*	*12%*	*15%*	*19%*	*20%*	
Leased	-$174	-$91	-$51	-$1	$20	*N.A*
% Margin	*-16%*	*-9%*	*-5%*	*0%*	*2%*	
EBITDA - Capex						
Owned	$217	$95	$138	$206	$241	*3%*
% Margin	*14%*	*7%*	*9%*	*12%*	*14%*	
Leased	($210)	($127)	($98)	($54)	($29)	*N.A.*
% Margin	*-19%*	*-13%*	*-9%*	*-5%*	*-2%*	

- Despite NOI margins that are stronger than the owned segment, the leased segment generated a 2% EBITDA margin in 2024 compared to 20% EBITDA margin generated by the owned segment, largely driven by lease expense
- Despite modest improvement in the leased segment, EBITDA - Capex in the segment has remained negative through the past five years

Source: Brookdale Senior Living Inc. Quarterly Supplement 2020 to 2024. Figures exclude the managed segment. Figures include other operating income.

17

FAVORABLE INDUSTRY DYNAMICS



Industry Overview: Positive Sector Tailwinds

Senior Housing Demand Drivers

Demographics

Affordability

Health Trends

Consumer Preferences

16M 80+ Seniors Total Addressable Market in 2025

×

Penetration rate = (units x occupancy)/ > 80 year-old population

~12% Penetration Rate

=

Morgan Stanley predicts that demand will grow to 2.1 million by 2030, which will require ~400k new units

1.9M Units Total Demand in 2025

−

1.7M Units Total Supply in 2024

=

~220k New Units Needed

16 million seniors in the US, assuming Brookdale's 2024 RevPOR of $6,182, represents a TAM of approximately $100 billion for the age cohort

Source: Green Street, February 2021. Morgan Stanley, "US Economics, REITs, Healthcare, Housing Strategy, Municipal Strategy", March 19, 2024.

Industry Overview: Robust Demand Outlook



Demographics: >80 Year-old US Population Growth (millions)



4.4% population growth in 2023 marks the highest level in 52 years

4.5% CAGR

1.5% CAGR

Health Trends

» Health expenditures in the US are expected to grow 0.8% faster than GDP and represent ~$4 trillion of total annual spend

» Higher acuity needs in areas such as high blood pressure, Alzheimer's, depression, and diabetes increase the need for the care offered in senior housing communities

Affordability

» The median home value in the US is ~$400 thousand

» Despite senior rent growth increasing 1.7x since 2008, senior housing affordability has increased 3.8x, largely driven by significant home price appreciation

Consumer Preferences

» The quality of care combined with the high cost of home care and the social benefits of living in a community continue to make senior housing a preferred option

The number of seniors aged 65 and older is expected to grow from 56 million in 2020 to 73 million in 2030 per the US Census Bureau

Source: 2Q 2024 median price of houses sold per the Federal Reserve Bank of St. Louis. Welltower Business Update, April 29, 2024.



Inventory Unit Growth in NIC Primary Markets

Thousands

57% Decline
(2018-2024)

2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024

Inventory growth is near record lows and lower starts and opens reflect the continued deceleration in construction activity

Source: Brookdale Investor Presentation, February 18, 2025.


1. Positive Macroeconomic Drivers

Cost to build surged and has remained elevated amid high material, labor and capital costs

Construction costs are up 35% since 2020 due to supply chain issues and inflation in materials which will likely grow worse due to tariffs

Labor shortages continue to pressure project timelines and expenses with 439,000 net new workers needed in 2025 to meet anticipated demand for construction services

Elevated interest rates have significantly increased borrowing costs, limiting new development

Access to capital remains tight, especially for higher-risk developments

2. Low inventory growth and decelerating senior housing starts

Inventory growth currently near record lows

Lower seniors housing starts reflect continued deceleration in construction activity

Inventory Growth in NIC Primary Markets

57% decline

- Ann. Inventory Growth
- Ann. Inventory Growth Percent of Inventory

Lengthy pre-development and construction phases will suppress supply growth for years to come

Developing a Team → Obtaining Licenses & Permits → Construction Period

New Seniors Housing Starts

- Starts in NIC markets nationwide
- Starts within 20 minutes of a Brookdale community

1Q25 starts are 91% lower than peak



Brookdale Identified Growth Drivers (Cont'd)

3. Age-driven demand for senior housing is growing…







Demographic Trends

>1 million new seniors enter target market age cohort every year through 2036

Within 12 months, first Baby Boomers begin turning 80

22% of Brookdale residents are Baby Boomers

30% of Brookdale move-ins are under age 80

Target Population
(mm)
+37% (13 yrs.)
+58% (5 yrs.)
4
2
0
1.9
2.6
4.1
2010
2023
2028F

Brookdale Move-Ins by Birth Year
Move-in Age: 80-90 (52%)
Under 80 (33%)
Over 90 (16%)
Number of Births
4m
3m
2m
1m
0m
Greatest 55m
Silent 47m
Boomer 76m
Gen X 55m
Millennial 62m
1909
1928
1946
1965
1981
1996

SHAREHOLDER VALUE DESTRUCTION

Brookdale has Consistently Underperformed its Peers and Benchmark Indices Over Short and Long Periods



1-Year TSR

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
3.1%	13.2%	4.8%	63.7%	68.3%	0.2%

3-Year TSR

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
17.6%	36.6%	22.1%	39.3%	91.7%	(19.5%)

5-Year TSR

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
61.3%	93.8%	47.6%	59.3%	125.3%	(1.4%)

10-Year TSR

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
143.9%	211.7%	179.5%	70.2%	199.6%	(85.1%)

Source: FactSet as of March 4, 2025. Note: Proxy Peers include Acadia Healthcare Company, Amedisys, Aveanna Healthcare Holdings, Bloomin' Brands, Brinker International, Chemed Corporation, Community Health Systems, Encompass Health Corporation, Hyatt Hotels Corporation, Pediatrix Medical Group, Quest Diagnostics, Select Medical Holdings Corporation, Surgery Partners, Ensign Group, Universal Health Services, , Welltower, and Wyndham Hotels & Resorts.





**Total Shareholder Return
Former CEO Tenure
(2/28/2018 – 4/13/2025)**

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
85.4%	112.9%	58.6%	87.9%	248.5%	(11.9%)



**Total Shareholder Return
Since the Start of Covid to Ortelius' First Shareholder Letter
(2/19/2020 – 3/4/2025)**

S&P 500 Health Care Index	Russell 3000 Index	Proxy Peers (Median)	Ventas	Welltower	Brookdale
55.0%	78.6%	31.7%	44.8%	106.6%	(33.3%)

Source: FactSet Note: Proxy Peers include Acadia Healthcare Company, Amedisys, Aveanna Healthcare Holdings, Bloomin' Brands, Brinker International, Chemed Corporation, Community Health Systems, Encompass Health Corporation, Hyatt Hotels Corporation, Pediatrix Medical Group, Quest Diagnostics, Select Medical Holdings Corporation, Surgery Partners, Ensign Group, Universal Health Services, , Welltower, and Wyndham Hotels & Resorts.

POOR OPERATING PERFORMANCE



1 High Occupancy Rate is a Very Important Growth Metric

4Q 2019 Investor Presentation



Long-Term Shareholder Value Creation
1% = $20M
Growth in Occupancy
in Operating Income(1)
1% = $25M
Rate increase above Expense inflation
in Operating Income(1)
Revenue Enhancements
Margin Expansion
Shareholder Value Creation
Foundational Capabilities
Capital Allocation
24 hours a day
365 days a year
Enriching the lives of those we serve through industry-leading services
Focus on Long-Term Value Drivers
• Development CapEx
• Share repurchases
• Debt paydown
• New revenue streams
BROOKDALE
SENIOR LIVING
1) This represents an illustrative scenario on a trailing 12-month basis as of December 31, 2019 for consolidated senior housing communities, rounded to the nearest $5 million; the results of an actual 1% change may vary by quarter
9

Source: Brookdale Investor Presentation, 4Q FY2019.





1 Brookdale Has a Long History of Highlighting the Potential Impact of High Occupancy Rate on Revenue and Income

4Q 2019 Investor Presentation

Five-Year Outlook

Successful Execution of Strategic Plan

2019
INVEST FOR FUTURE GROWTH
2020 – 2024
DRIVE OPERATING LEVERAGE
7% NOI CAGR
Illustrative
2019 Adjusted EBITDA
Occupancy
RevPOR(3)
Margin
Health Care Services
Net Asset Dispositions
New Services & Efficiencies
2024P Adjusted EBITDA

Key Drivers of Growth:

- Increase occupancy +400-500 bps
- Increase RevPOR +$1,000 monthly
- Increase margin
  - Lease escalators lower than NOI CAGR
  - G&A and operating scale
- EBITDA growth accelerates over 5-year period

New Services and Efficiencies

- Expand Activities of Daily Living (ADL) services outside communities
- Increase efficiency through technology
- Improve outcomes through better integrated healthcare and wellness platform to extend length of stay

BROOKDALE SENIOR LIVING

(1) Five-year outlook reflects the Company's preliminary projections based on its current internal business plan and does not constitute formal earnings guidance. Changes in the Company's internal business plan and other known and unknown risks and uncertainties could cause actual results to differ materially. The estimates and projections include the expected impacts of various pending and planned transactions and the anticipated timing of closings.
(2) For consolidated same community portfolio
(3) RevPOR benefit net of facility operating expense inflation

11

Source: Brookdale Investor Presentation, 4Q FY2019.





1 Brookdale Began to Recognize Improved Industry Dynamics in 2021

August 2020

"We are pleased with the recently announced Ventas transaction, which delivers significant improvement in long-term cash flow. Through operational and transactional enhancements we've made since the beginning of our turnaround, we are proving the strength and durability of Brookdale."

- Cindy Baier (CEO), August 10, 2020

November 2020

"During the quarter, we completed the most significant lease improvement in our history as well as two important refinancing transactions. We have no large debt maturities until 2022. We have been focused on both mission and margin..."

- Cindy Baier (CEO), November 4, 2020

May 2021

"We are pleased that our communities' occupancy began to grow again by the end of the first quarter and confident in our ability to continue to help our residents, patients and associates put the COVID-19 pandemic behind them. We expect to see positive occupancy momentum in the coming months and believe we are making progress on our path to recovery."

- Cindy Baier (CEO), May 6, 2021

August 2021

"Our progress is clear through five consecutive months of occupancy growth. As we build occupancy, I am pleased with the positive results of our pricing strategy, which is critically important as our industry is in a lease-up phase. We are committed to making the necessary investments to accelerate occupancy recovery and ensure that we are best positioned to continue to provide high quality care and services. Building on our recent success, we expect even stronger occupancy growth in the third quarter and remain confident in the long-term growth opportunity for Brookdale."

- Cindy Baier (CEO), August 5, 2021

November 2021

"We are winning the recovery, with eight consecutive months of occupancy growth through October.... Additionally, this quarter we successfully closed a convertible notes offering that demonstrates the interest in Brookdale's current and long-term growth opportunities."

- Cindy Baier (CEO), November 4, 2021

February 2022

"In 2021...We delivered ten months of sequential weighted average occupancy growth and maintained rate growth and discipline. We executed several significant transactions during the year to strengthen our liquidity position...

For 2022, we will build on our strong foundation and are well positioned for accelerated growth."

- Cindy Baier (CEO), February 14, 2022

Source: Company Press Releases and Earnings Call Transcripts.





1 Management Commentary Focused on Key Growth Drivers: Occupancy Rate and RevPAR Growth

May 2022

"We had a strong start to the year, with March's sequential occupancy growth and returning to December's occupancy, we have exceeded our historical sequential seasonal trend. We are making great progress on our 2022 strategic priorities. We delivered year-over-year double-digit RevPAR growth and our net hires nearly doubled from the fourth quarter."

- Cindy Baier (CEO), May 5, 2022

August 2022

"For the second quarter, we were pleased to have outperformed the industry in sequential occupancy growth. With our strong occupancy performance, we continue to make significant progress toward accelerating our recovery, even as we continue to navigate the challenging labor environment."

- Cindy Baier (CEO), August 8, 2022

November 2022

"I am pleased with the acceleration of this year's occupancy growth to 180 basis points in the third quarter. Our weighted average occupancy grew 750 basis points since the start of the positive turn in March 2021, which demonstrates the strength of our recovery."

- Cindy Baier (CEO), November 7, 2022

February 2023

"I believe 2022 was a year of growth and continued recovery for Brookdale in several areas of the business. We delivered RevPAR growth of just over 10% and continued our positive occupancy momentum. We are optimistic that our recovery will continue in 2023 and in January have seen stronger than expected move-in results. As I think about 2023, we have many improvement opportunities and will be taking an extremely focused approach to improve our operating results, while continuing to provide high quality care and personalized service, and earn our residents' trust and satisfaction as we further drive our occupancy recovery."

- Cindy Baier (CEO), February 21, 2023

May 2023

"We are firmly on the path to continued recovery, and with these results, we have gained momentum. Our scale, clinical expertise, and innovative healthcare services set us apart from our competitors, and we plan to leverage our strengths and maximize compelling demographic tailwinds to create significant value for our shareholders."

- Cindy Baier (CEO), May 8, 2023

August 2023

"In the first half of 2023, we nearly doubled Adjusted EBITDA over the 2022 period. Through focused execution against our strategic priorities and ongoing improvements in operational excellence, we have grown revenue, increased margin, and strengthened our financial position. Whether it's this year's record RevPAR or our progress towards positive Adjusted Free Cash Flow, I believe Brookdale is laying the groundwork for an incredibly promising future that will benefit our residents, associates, and shareholders for years to come."

- Cindy Baier (CEO), August 7, 2023

Source: Company Press Releases and Earnings Call Transcripts.





1 Key Focus Areas Remained Largely Consistent from FY21 to FY24

November 2023

"The incredible progress we are making on our key strategic priorities is evidenced by our strong year-to-date results and another quarter of consistently delivering against our commitments."

\- Cindy Baier (CEO), November 6, 2023

February 2024

"We started 2023 with clear goals and an intense focus on execution….Our efforts in 2023 lay a solid foundation for continued success in 2024, further recovery from the impact of the pandemic, and continued value creation for our stakeholders."

\- Cindy Baier (CEO), February 20, 2024

May 2024

"Through the continued successful execution of our key strategic priorities,…we continue to drive meaningful favorable progress in our day-to-day community operations, and in our financial results….the plans we are executing, combined with favorable industry supply and demand dynamics, and Brookdale's key differentiators, will support our ability to enrich the lives of even more seniors and to capture the incredible opportunity that lies ahead."

\- Cindy Baier (CEO), May 7, 2024

August 2024

"Through careful and deliberate decisions and focused execution, we are strengthening Brookdale's foundation to create lasting benefits for residents, associates, and shareholders for decades to come."

\- Cindy Baier (CEO), August 8, 2024

November 2024

"At Brookdale, we are deeply committed to creating value for our shareholders by providing high-quality care and services to our residents, ensuring that we are an attractive place for employees to work, and improving both our capital structure and capital allocation….

\- Cindy Baier (CEO), November 6, 2024

February 2025

"In 2024, Brookdale made significant progress to achieving its long-term potential. We are proud of the meaningful improvements across many financial, operational, and resident satisfaction metrics….we delivered positive Adjusted Free Cash Flow in the back half of the year and have positioned the business to generate meaningful Adjusted Free Cash Flow in 2025 through continued focus on profitable occupancy growth and appropriate expense management, completed and pending acquisitions of leased portfolios, and beneficial negotiation of recent lease amendments. As we look to 2025 and beyond, we remain committed to enriching the lives of even more seniors….and to creating additional value for our shareholders in the near and long term."

\- Cindy Baier (CEO), February 18, 2025

Source: Company Press Releases and Earnings Call Transcripts.



1 Despite Robust Industry Fundamentals, Brookdale Failed to Achieve the Desired Occupancy Rate

1Q 2025 Investor Presentation

Historical high: 89.0% (4Q 2013)

Pre-pandemic: 84.5% (4Q 2019)



Robust revenue opportunity from continued occupancy growth
Returning to pre-pandemic occupancy of 84.5% would drive at least $200M of incremental revenue
Achieving our historic occupancy high of 89.0% would drive at least $380M of incremental revenue
1 Historical high (4Q 2013)
2 Pre-pandemic (4Q 2019)
3 Current (1Q 2025)
4 Pandemic low (1Q 2021)
Brookdale Quarterly Weighted Average Occupancy
1 89.0%
2 84.5%
3 79.3%
4 69.6%
90.1%
88.7%
81.2%
73.6%
90.1%
83.6%
78.7%
68.3%
85.7%
81.5%
78.5%
68.5%
90%
85%
80%
75%
70%
65%
Consolidated
IL
AL / MC
CCRC
Range of pre-pandemic segment operating margin
37.4% - 43.4%
28.6% - 36.2%
17.9% - 24.9%
BROOKDALE
SENIOR LIVING
16

Source: Brookdale Investor Presentation, 1Q FY2025.

 

Senior Housing Occupancy in the US

Legend: — Brookdale Occupancy — - Ventas Occupancy - - - Welltower Occupancy ● Market Occupancy

Ventas and Welltower, accounting for roughly 75% of Brookdale's leased facilities, have significant and growing exposure, representing approximately 70% of their revenues and 45% of their net operating income. Ventas' RIDEA bucket comprises 629 properties, and Welltower's senior housing operating portfolio owns 1,232 communities

	4Q 2017	4Q 2018	4Q 2019	4Q 2020	4Q 2021	4Q 2022	4Q 2023	4Q 2024
Market Occupancy	88.8%	88.0%	88.0%	80.7%	81.0%	83.0%	85.1%	87.2%
Ventas Occupancy	88.3%	87.7%	87.5%	78.2%	80.7%	81.5%	82.9%	84.4%
Welltower Occupancy	86.5%	87.5%	86.9%	77.2%	76.3%	78.3%	78.3%	82.2%
Brookdale Occupancy	85.2%	84.4%	84.5%	72.7%	73.5%	77.1%	78.4%	79.4%

From Q4 2017 to Q4 2024, Brookdale's occupancy rate dropped from 85.2% to 79.4%, versus 88.8% to 87.2% for the senior housing industry



2 Failure to Right-size Portfolio Has Resulted in 48% of Communities Operating Below the Pre-Covid Occupancy Rate

4Q 2019 weighted average occupancy (consolidated communities)

Occupancy Band	Community Count	% of Period End Communities
Greater than 95%	149	22%
90% > 95%	119	18%
85% > 90%	113	17%
80% > 85%	78	12%
Less than 80%	204	31%
Total	663	100%

Pre-Covid, 31% of portfolio had weighted average occupancy of under 80%

1Q 2025 weighted average occupancy (consolidated communities)

Occupancy Band	Community Count	% of Period End Communities
Greater than 95%	73	12%
90% > 95%	81	13%
85% > 90%	89	14%
80% > 85%	83	13%
75% > 80%	77	12%
70% > 75%	73	13%
Less than 70%	143	23%
Total	619	100%





Five years later, 48% of portfolio has weighted average occupancy of under 80%

143 facilities, accounting for 23% of the owned and leased portfolios, reported occupancy rates of less than 70% in Q1 2025

Source: Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information Q1 2025.




Owned Portfolio vs. Leased Portfolio





Average annual adjusted EBITDA margins declined from 14.8% in 2011 - 2017, to 9.4% in 2018 - 2024, pulled downward by the leased portfolio

Source: Brookdale Senior Living Inc., 10-K filings and Supplemental Information, 2011 to 2024.



2 The Leased Portfolio Continued to Suffer from Structural Issues With Lease Expense

Leased Portfolio

Brookdale Senior Living Inc.
Leased Portfolio Financials
$'s millions

	2018	2019	2020	2021	2022	2023	2024
Revenue	$1,470	$1,255	$1,091	$991	$1,108	$1,184	$1,224
YoY	*-19%*	*-15%*	*-13%*	*-9%*	*12%*	*7%*	*3%*
NOI	**$490**	**$386**	**$300**	**$224**	**$271**	**$334**	**$356**
% Margin	*33%*	*31%*	*27%*	*23%*	*24%*	*28%*	*29%*
Lease Expense	$446	$371	$422	$257	$263	$272	$273
% Revenue	*30%*	*30%*	*39%*	*26%*	*24%*	*23%*	*22%*
Leased G&A	$59	$51	$52	$58	$59	$63	$63
% Revenue	*4%*	*4%*	*5%*	*6%*	*5%*	*5%*	*5%*
EBITDA	**-$16**	**-$36**	**-$174**	**-$91**	**-$51**	**-$1**	**$20**
% Revenue	*-1%*	*-3%*	*-16%*	*-9%*	*-5%*	*0%*	*2%*
Capex	$56	$80	$37	$36	$47	$54	$49
% Revenue	*4%*	*6%*	*3%*	*4%*	*4%*	*5%*	*4%*
EBITDA - Capex	**-$72**	**-$116**	**-$210**	**-$127**	**-$98**	**-$54**	**-$29**
% Revenue	*-5%*	*-9%*	*-19%*	*-13%*	*-9%*	*-5%*	*-2%*

Despite the poor performance of the leased portfolio, the Board renewed its lease agreements with Ventas, Welltower, and Omega Healthcare Investors, Inc., which account for over 90% of the leased portfolio

Source: Brookdale Senior Living Inc., Brookdale Senior Living Supplemental Information, 2018 to 2024 quarterly documents. Revenue figures include other operating income.

 **2**

Failure to Address Portfolio Mix has Resulted in Sustained Levels of Low Adjusted EBITDA and Negative Cash Flows from Leased Assets



Owned Portfolio vs. Leased Portfolio





Source: Brookdale Senior Living Inc., Supplemental Information.





2 Overall, Brookdale has Failed to Optimize its Portfolio Resulting in Subpar Occupancy and Profitability

Owned Segment (EBITDA – Capex)
Leased Segment (EBITDA – Capex)
$'s Millions
$250
$200
$150
$100
$50
$0
($50)
($100)
($150)
($200)
($250)
$217
($210)
$95
($127)
$138
($98)
$206
($54)
$241
($29)
2020
2021
2022
2023
2024

Due largely to lease expense, the leased portfolio continues to serve as a drag on overall performance and prevents Brookdale from being a pure-play owned real estate entity

Source: Brookdale Senior Living Inc. Supplemental Information.





A Failed Portfolio Optimization Strategy and Poor Expense Management Have Resulted in Subpar NOI Margins

2

Senior Housing Segment NOI Margin

Brookdale Owned NOI Margin
Ventas SHOP NOI Margin
Welltower SHOP NOI Margin
40%
35%
30%
25%
20%
15%
37.2%
36.6%
35.4%
35.1%
35.1%
34.3%
32.3%
30.6%
29.5%
29.5%
27.1%
24.8%
26.3%
25.2%
18.0%
29.4%
27.5%
20.0%
29.0%
28.3%
24.0%
30.7%
30.0%
24.7%
2017
2018
2019
2020
2021
2022
2023
2024
Note: SHOP stands for Senior Housing Operating Portfolio

While Welltower and Ventas are increasing prices 6-7%, driven by favorable demographic tailwinds and supply/demand imbalances, Brookdale is lowering rates. During the 1Q 2025 earnings call, Denise Warren, Chairman and Interim CEO, announced that "We are piloting new pricing promotions to boost occupancy in select communities."

Source: Ventas and Welltower 10-K filings and Brookdale Supplemental Information 2017 to 2024. Figures are adjusted for management fees.



2 1Q 2025 Results Show Brookdale Continues to Suffer from Sub-par Performance Relative to Welltower and Ventas

Company	Same-Store Occupancy Growth YoY (bps)	Same-Store RevPOR Growth YoY	Same-Store NOI Margin Growth YoY (bps)
Welltower	400	5.1%	290
Ventas	290	3.8%	150
Brookdale	130	2.8%	90

In 1Q 2025, Welltower reported SHOP same-store ("SS") occupancy growth of 400 basis points ("bps") year-over-year ('YoY"), noting that "The business also maintains strong pricing power with growth in SS RevPOR or unit revenue of nearly 6% with 90% occupancy cohort experiencing 7% plus growth." Excluding the impact of leap year, RevPOR growth was still strong at 5.1%, and SHOP SS NOI margins expanded by 290 bps YoY

Source: Company Filings. Ventas, Welltower, and Brookdale materials as of Q1 2025.





2 1Q 2025 Commentary Raises Concerns with the Current Strategy

While Welltower and Ventas are increasing prices 6-7%, driven by favorable demographic tailwinds and supply/demand imbalances, Brookdale is lowering rates.

» 1Q 2025 Earnings Call, Denise Warren, Chairman and Interim CEO stated: *"We are piloting new pricing promotions to boost occupancy in select communities."*

Questions from Analysts

» *"I was hoping to get a little bit more color on your pricing strategy. Brookdale's operated the last couple of years with pretty solid, you know, pricing discipline and just wanted to kind of talk about the pricing promotions you're putting through for the rest of the year and how you're thinking about the guardrails around rate at the local level and how much flexibility you can add into pricing and still hit that 80% occupancy threshold in a profitable way?"* - Ben Hendrix, RBC Capital analyst

» *"And I wanted to follow up on kind of the dynamic pricing strategy. So, curious to hear like why now is the right time to get more active here when it seems like strong demand and pricing power is working more to your advantage? So, can you talk to the specific characteristics of these markets? Are you not seeing as much pricing power? Are there different competitive dynamics versus the rest of the portfolio?"* - Andrew Mok, Barclays analyst

» *"… my more micro question is the magnitude of these pricing, these piloting, the new promotions, you know, to boost the occupancy in select communities. Like, is there a way to give us some sense of magnitude, like, you know, number of months of rent and, you know, just any sort of parameters that you have in terms of what it takes to induce more occupancy in some of these select communities you talked about."* - Joshua Raskin, Nephron Research analyst

The Board's strategic plan to "Improving operating performance to drive higher occupancy, improved rates, and robust cash flow.", as highlighted in the May 15 letter, is fundamentally flawed, and does not resolve the core issues affecting Brookdale

Source: Brookdale Senior Living Inc. Q1 2025 Earnings Call.



Disappointing Profitability has Impacted Cash Flow, Resulting in Sustained Negative Operating Cash Flow After Capex



Operating Cash Flow (OCF) – Capex

Brookdale Senior Living Inc. Cash Flow

$'s millions

Legend: OCF - Capex | '18 to '24 Cumulative OCF - Capex

Cumulative free cash flow imploded from $304 million in 2011 - 2017, to negative $660 million in 2018 - 2024

Source: Free cash flow is defined as operating cash flow minus capital expenditures. Operating cash flow is net cash provided by operating activities per 10-K filings. Cumulative free cash flow is the sum of annual free cash flows for the period noted.





4 Overall, Tangible Book Value Per Share has Declined 74% Since FY21, Despite Favorable Industry Dynamics

Per Share $'s
Down 83% since FY17
Down 74% since FY21
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$5.49
$4.10
$2.96
$3.54
$3.62
$2.97
$2.00
$0.93
FY'17
FY'18
FY'19
FY'20
FY'21
FY'22
FY'23
FY'24

Source: Brookdale Senior Living Inc. 10-K filings 2017 to 2024. Tangible book value is defined as total assets minus goodwill minus total liabilities. Tangible book value per share is defined as tangible book value divided by basic shares outstanding.

STRATEGIC MISSTEPS





1 The 2017-2018 Strategic Review Destroyed Tremendous Shareholder Value

February 22, 2018

» Formally concluded the strategic review process that began in February 2017

» Effective February 28, 2018, appointed Lucinda "Cindy" M. Baier, Brookdale's Chief Financial Officer, as the President and Chief Executive Officer and as a member of the Board of Directors

"...the Board ultimately rejected a conditional indication of interest to acquire the Company for $9.00 per share in cash, which purported to range up to $11.00 per share in cash subject to conditions that the Board did not believe were likely to be satisfied. The Board did not believe this indication of interest was acceptable given the Board's view of the value of the Company and its assets, and the Board's belief that the Company can ultimately create more value for shareholders by executing a turnaround strategy as a public company under new leadership."

\- Brookdale Press Release, February 22, 2018

1-day share price reaction: ↓ 19.3% or $323 million of shareholder value lost



Source: Company Press Releases.





2 Following the Strategic Review, the Board Announced a Turnaround Strategy under a New CEO (Cindy Baier)…

3Q 2017 Earnings	4Q 2017 Earnings
"First, we have often highlighted the strong correlation between key community leadership retention and resident satisfaction and financial performance. We have been focused on the retention of our top community leaders through appropriate compensation adjustments and continuing to support their career progression through training programs and development programs. *Second, we are focused on customer satisfaction.* *We have also been strengthening our sales and marketing activities.* *Third,…we continue to work on our portfolio optimization efforts and to improve the positioning of our communities within their local markets."* - Andrew Smith, President & CEO	*"Our operating focus will be based on three tenets. First, attract, engage, develop and retain the best associates. Second, earn resident and family trust and endorsements by providing valued, high quality care, and personalized service which in turn leads us to our third tenet which is to drive attractive long-term returns for our shareholders. We plan to return to our strong foundation, where we will differentiate ourselves based on carrying associates who create passionate advocate and generate referrals.* *On the surface, you may not see this as a big change from what we said in the past….We will make decisions closer to our customer, by empowering our executive directors with more local decision rights. We're also changing how we allocate our resources. This is about improving our ability to operate by narrowing our focus."* - Cindy Baier, CFO

Source: Q3 2017 Earnings Call and Q4 2017 Earnings Call.

The Turnaround Strategy However, Was Fundamentally Similar to the Previously Failed Strategy

2

3Q 2017 Earnings

Our Strategy

Our strategy is to achieve consistent operational excellence in our core businesses.

- **Enhancing our customer and associate experience**
- **Improving our marketing and sales processes**
- **Simplifying our organization**
- **Optimizing our portfolio and leveraging our scale**
- **Innovating for growth**



4Q 2018 Investor Presentation



Our Top Priorities
Our Mission
Enriching the lives of those we serve with compassion, respect, excellence and integrity
Our Vision
To be the nation's first choice in senior living
Our Strategy
Win Locally by providing choices for high quality care & personalized service by caring associates while leveraging industry leading scale and experience
Improve Operations
Provide attractive long-term returns to our shareholders
Roadmap for Winning Locally
2018
2019
2020 & Beyond
Turnaround Strategy Initiated
Leadership changes
Empower community leaders
G&A reductions to scale for fewer communities and to support community investments
Monetize select assets
Invest for Future Growth
Portfolio reset substantially complete
Capture benefits of investments in talent via higher retention
Increase capital investment
Improve community positioning and improve sales cycle
Drive Operating Leverage
Full effect of strategy and turnaround plans
Capitalize on growth in targeted senior population
Pursue strategic partnerships to provide additional products and services
Balance capital allocation between share repurchases, lowering leverage and de novo development and opportunistic assets acquisitions
As we move into 2020 and beyond, we expect supply-demand improvement
Occupancy and Rate to increase from improved execution and our ability to take advantage of the silver wave of a growing senior's population
Labor costs, after three years of investments, to grow in-line with the industry
Adjusted EBITDA Margin to expand with top-line revenue growth

Source: Q4 2018 Investor Presentation and Q3 2017 Investor Presentation.

48



2 Strategic Priorities Were Almost Identical to What Had Failed to Create Shareholder Value

"I've now been in the CEO seat for just over two months and want you to know that our strategy is consistent with what I announced in late February. Our top priority remains the operational turnaround based on three strategic priorities. First, attract, engage, develop and retain the best associates. Second, earn resident and family trust and endorsement by providing valued high quality care and personalized service, which in turn will lead us to our third priority, to drive attractive long-term returns for our shareholders."

\- 1Q2018 Transcript, Cindy Baier

In addition, Cindy Baier, on the 2Q 2019 earnings call, commented, "There is no question that we have tremendous value in our owned real estate portfolio." Five years later, in the 3Q 2024 Company presentation, she reemphasized the "Significant Real Estate Value", and noted that "Brookdale's real estate assets, which will include ownership of two-thirds of the communities within the portfolio, play a substantial role in underpinning the company's value". Nonetheless, the value of the owned real estate remains locked.

Source: Q1 2018 Earnings Call.

2 As Evidenced by 76% Loss of Shareholder Value Under the Prior CEO (Andrew Smith) Before Cindy Baier Assumed the CEO Role



5-year Total Shareholder Return as of Feb. 28, 2018: (76.4%)



Brookdale Senior Living Inc.
Welltower Inc.
Ventas, Inc.
60.0%
45.0%
30.0%
15.0%
0.0%
(15.0%)
(30.0%)
(45.0%)
(60.0%)
(75.0%)
(90.0%)
4.9%
(1.7%)
(76.4%)
Feb-13
Apr-13
Jun-13
Aug-13
Oct-13
Dec-13
Feb-14
Apr-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
Oct-16
Dec-16
Feb-17
Apr-17
Jun-17
Aug-17
Oct-17
Dec-17
Feb-18

Source: Factset.

 **3** The Board's Failure to Course Correct Continued to Result in Massive Underperformance During Cindy Baier's Tenure (2018-2025)



Total Shareholder Return During Cindy Baier's Tenure as the CEO



Source: Factset.



4 Shockingly, in 2025, the Board Appears to be Following the Same Failed Playbook from 2018

February 22, 2018: Brookdale Concludes Strategic Review and Announces Leadership Changes	April 14, 2025: Brookdale Announces CEO Transition and Board of Directors Refreshment
"It is time for meaningful change at Brookdale and the Board is committed to making sure the Company's new strategic plan creates long-term value for our shareholders. We are fortunate to have someone with Cindy's leadership, financial acumen and operational experience to take the helm as President and CEO at this critical juncture, and the Board is confident that she is the right person to guide a successful turnaround of our business." - Lee Wielansky (Chairman) *"In 2018, we plan to further cut G&A expenses, enhance our real estate portfolio strategy and shift our efforts to winning locally while leveraging our industry-leading scale. I look forward to working closely with the Board and management team to execute on a range of initiatives that I believe will create sustainable value for shareholders."* - Cindy Baier, President & CEO	*"Brookdale's Board initiated a search for the Company's next Chief Executive Officer, who will be focused on driving operational and financial improvements, capitalizing on the intrinsic value of Brookdale's owned real estate portfolio and enhancing shareholder value by acting on Brookdale's compelling industry dynamics and cash flow generation potential."* *"Having executed on our strategy to simplify and streamline the business, rationalize our lease portfolio and address our debt maturities, we believe Brookdale is now poised to deliver sustained and compelling returns to our Shareholders."* - Denise Warren, Interim CEO

Source: Company Press Releases.





5 And the Same Failed Strategy That Previously Destroyed Shareholder Value Under Two Separate CEOs

4Q 2024 Earnings	1Q 2025 Investor Presentation
"In 2024, Brookdale made significant progress to achieving its long-term potential. We are proud of the meaningful improvements across many financial, operational, and resident satisfaction metrics…we delivered positive Adjusted Free Cash Flow in the back half of the year and have positioned the business to generate meaningful Adjusted Free Cash Flow in 2025 through continued focus on profitable occupancy growth and appropriate expense management, completed and pending acquisitions of leased portfolios, and beneficial negotiation of recent lease amendments. As we look to 2025 and beyond, we remain committed to enriching the lives of even more seniors…and to creating additional value for our shareholders in the near and long term." - Cindy Baier (CEO), February 18, 2025	*"Currently, we are focused on improving our operating performance, optimizing our real estate portfolio, reinvesting capital into our communities, and reducing our leverage. We believe these are key to ensuring high-quality environments for our residents and our associates, as well as critical components to improving shareholder value.* *Our primary goal is to accelerate profitable occupancy growth through improved revenue management, disciplined expense management, strengthened operational accountability, and strategic investments to elevate the resident's experience."* - Denise Warren, Interim CEO

Source: Q4 2024 Earnings Call and Q1 2025 Investor Presentation.

53



5 Once Again, Brookdale is Highlighting How Occupancy and Expense Management Could Lead to Higher Revenue

1Q 2018 Investor Presentation



Focus on Maximizing RevPAR
Incremental growth from occupancy
Incremental growth from rate
Historical High
Q1 2018
1% ~$25M Incremental Operating Margin
+1.0%
Expense Inflation
1% above expense inflation ~$30M Incremental Operating Margin
Approximately 65% of revenue growth from occupancy falls to incremental operating income
Rate increases above expense inflation fall to incremental operating income

1Q 2025 Investor Presentation



Robust revenue opportunity from continued occupancy growth
Returning to pre-pandemic occupancy of 84.5% would drive at least $200M of incremental revenue(1)
Achieving our historic occupancy high of 89.0% would drive at least $380M of incremental revenue(1)
1 Historical high (4Q 2013)
2 Pre-pandemic (4Q 2019)
3 Current (1Q 2025)
4 Pandemic low (1Q 2021)
Brookdale Quarterly Weighted Average Occupancy
1 89.0%
2 84.5%
3 79.3%
4 69.6%
90.1%
88.7%
81.2%
73.6%
90.1%
83.6%
78.7%
68.3%
85.7%
81.5%
78.5%
68.5%
90%
85%
80%
75%
70%
65%
Consolidated
IL
AL / MC
CCRC
Range of pre-pandemic segment operating margin(2)
37.4% - 43.4%
28.6% - 36.2%
17.9% - 24.9%

So let me provide the highlights for the third priority, our shareholders. I want to update you on our real estate strategy of opportunistically creating value from asset sales. I previously announced our intention to sell approximately 30 owned assets. A majority of these assets are part of the portfolio optimization grouping while several are high performing communities.

\- Q1 2018 Transcript, Cindy Baier

Source: Q1 2018 Earnings Call and Q1 2025 Investor Presentation.

54





5 Interestingly, the Adjusted EBITDA Guidance for FY25 is Similar to FY20 Guidance

Guidance for 2020

($ in millions)	Including $100M Mgmt. Termination Fee (1)	Excluding $100M Mgmt. Termination Fee (1)
Adjusted EBITDA	$510 – $540	$410 – $440
Adjusted Free Cash Flow	$70 – $90	($30) – ($10)

The foregoing guidance includes the impact of transactions closed prior to the date of this presentation and the expected impact of the Company's planned financing activity and plans to dispose of three communities classified as assets held for sale as of December 31, 2019, termination of lease obligations on three communities for which the Company has provided notice of non-renewal, and anticipated terminations of certain management agreements with third parties as the Company transitions to new operators its management on certain former unconsolidated ventures in which the Company sold its interest and interim management on formerly leased communities.

(1) As part of the sale of Brookdale's interest in the entry fee CCRC venture, which closed on January 31, 2020, Healthpeak Properties, Inc. paid Brookdale $100 million management agreement termination fee.

Key Expectations

- Senior Housing same community RevPAR: 3% - 4% annual growth
- Health Care Services Revenue: Up to 3% annual growth
- Management Fee Revenue: expect to reduce interim managed / former managed venture communities

Adjusted EBITDA
($M)
$401
$23
$(9)
$(5)
$410
Up to 7% growth
$410 - $440
2019 Adj EBITDA
Lease Standard Impact
Completed Transactions
CCRC Venture Transactions
2019 w/ Known Impacts
2020 Guidance without $100M term. Benefit

- Transaction and Organizational Restructuring costs: approximately $10 million
- Non-Development Capital Expenditures: approximately $190 million, net of lessors' reimbursement
- Development Capital Expenditures: approximately $30 million, net of lessors' reimbursements

BROOKDALE SENIOR LIVING

Important Note Regarding Non-GAAP Financial Measures. Adjusted EBITDA and Adjusted Free Cash Flow are financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). See the definitions of, and important information regarding, such measures, including reconciliations to the most comparable GAAP financial measures, in the Appendix hereto.

10

2025 Annual Guidance

RevPAR YOY Growth	5.00% to 5.75%
Adjusted EBITDA	$440 to $450 million
Adjusted Free Cash Flow	$30 to $50 million

Reconciliation of the non-GAAP financial measures included in the foregoing guidance to the most comparable GAAP financial measures are not available without unreasonable effort due to the inherent difficulty in forecasting the timing or amounts of items required to reconcile Adjusted EBITDA from the Company's net income (loss) and Adjusted Free Cash Flow from the Company's net cash provided by (used in) operating activities. Variability in the timing or amounts of items required to reconcile the measures may have a significant impact on the Company's future GAAP results.

Source: Q4 2019 Investor Presentation and Q1 2025 Investor Presentation.

55





5 Despite the Failure of Board's Turnaround Strategy Announced in FY2018

Mid-Term Roadmap *

2018	2019	2020 & Beyond
Turnaround Strategy Initiated	**Build Momentum**	**Drive Improved Growth**
• Leadership changes • Empower community leaders • G&A reductions to support community investments • Monetize select assets	• Portfolio reset substantially complete • Capture benefits of investments in talent • Improve community positioning	• Full effect of strategy and turnaround plans • Capitalize on growth in target population • Pursue strategic partnerships to capture additional share of market • De novo development

As we move into 2020 and beyond, we expect

- **Occupancy and Rate** to increase from improved execution and our ability to take advantage of the silver wave of a growing senior's population
- **Labor costs**, after three years of investments, to grow in-line with the industry
- **Adjusted EBITDA Margin** to expand with top-line revenue growth

Source: Q1 2018 Investor Presentation.













5 It Seems to be Pursuing the Same Yet Expects a Different Outcome

Strategic Priorities in 2022

Attract, engage, develop and retain the best associates

- Optimize recruiting plans
- Enhance associate value proposition
- Strengthen associate engagement for an enhanced resident experience

Get every available room in service at the best profitable rate

- Expand the number of seniors we serve through targeted sales and marketing efforts
- Remain focused on driving rate and improving margin

Earn resident and family trust and satisfaction by providing valued, high-quality care and personalized service

- Build relationships that create passionate advocates and generate referrals
- Enhance high-quality clinical, operational and resident engagement programs

Commitment to growth and excellence through 2025 strategic priorities

Health and Well-Being of Residents and Associates

Get every available unit in service at the best profitable rate

- Increase the number of seniors we serve through targeted efforts to further grow occupancy
- Ensure appropriate and dynamic pricing actions that balance affordability for our services with covering the necessary costs to provide high-quality care and service
- Maintain appropriate expense management while ensuring that we continue to meet residents' needs, provide high-quality care and personalized service and remain in compliance with applicable regulations

Attract, engage, develop and retain the best associates

- Prioritize programs that foster engagement and attract a mission-dedicated workforce who are able to collaborate effectively to provide a high quality resident experience
- Reinforce programs that allow associates to grow and develop with Brookdale and further extend the length of employment of our Brookdale community leaders and hourly associates
- Continue to grow associate engagement to deliver a superior resident experience

Earn resident and family trust and satisfaction by providing valued, high-quality care and personalized service

- Leverage insights from ongoing surveys and feedback to further enhance resident and family satisfaction
- Expand upon proven tools to improve the skills of our leaders and the consistency of our operations
- Maximize our differentiated programs including Brookdale HealthPlus® and Brookdale EngagementPlus®
- Elevate and refine our quality and experiential dining programs

Source: Q4 2021 Investor Presentation and Q1 2025 Investor Presentation.

57





6 Leased Portfolio Restructuring Missteps by Brookdale Nominees

» In December 2024, Brookdale confirmed that it had not exercised its right to renew its lease agreement with Ventas, and released the following statement:

- "We have consistently said that we view lease maturities as an opportunity to position the Company for future success and to further drive shareholder value, depending on current and expected cash flow performance of the leased portfolio," said Lucinda ("Cindy") Baier, Brookdale's President and CEO. "In this case, given historical and expected future cash flow performance of this portfolio, we expect that non-renewal will be more positive to Brookdale from a cash flow standpoint beginning in 2026 and will be more beneficial to our shareholders."

» Two weeks later, however, Brookdale announced that it had extended the Ventas lease on 65 senior housing communities, averaging 62 units each, for a 10-year term. In addition, the Company agreed to a 38% cash rent increase over the current rent, beginning in 2026, and 3% annual rent escalators thereafter, amounting to a cumulative incremental rent increase of approximately $180 million, compared to mere 3% increases following 2025's base rent

» On the Ventas 1Q 2025 earnings call, Debra Cafaro, Ventas Chairman and Chief Executive Officer, replied: "….I think it's fair to say that the entire Brookdale portfolio is generally improving in performance. We like the 45 assets that we're moving to SHOP, and the ones that are remaining are also performing well, and the way that we're improving NOI in that remaining lease is through a significant rent increase on lease renewal."

» Based on Ortelius' assessment, cumulatively, total lease expense is likely to be $736 million, capital expenditures (net of the Ventas funding) are $92 million, EBITDA is $306 million, EBITDA - Capex (net of the Ventas funding) is $214 million, and average annual EBITDA margins are 9%

» Put differently, the proposed transaction would likely yield a 2.3% annualized return, or less than the coupon on a 10-year U.S. Treasury bond

» Brookdale's overall leased portfolio incurs significant rent expense, a $1 billion-plus liability, corporate overhead, and capital expenditures, and generates low single-digit EBITDA margins, is highly dilutive to GoodCo PropCo, suppresses the Company's EBITDA multiple, and oppresses stockholder value, and its free cash flow generation capabilities are questionable

Source: Brookdale Senior Living Inc., "Brookdale Senior Living Comments on Master Lease with Ventas", December 3, 2024.





6 VTR Leased Communities (Pro-Forma Illustrative Analysis)

$'s millions	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Revenue	**$272**	**$284**	**$296**	**$308**	**$321**	**$338**	**$355**	**$374**	**$393**	**$413**
YoY	***4%***	***4%***	***4%***	***4%***	***4%***	***5%***	***5%***	***5%***	***5%***	***5%***
COGS	$188	$194	$200	$205	$212	$218	$225	$231	$238	$245
% Revenue	*69%*	*68%*	*68%*	*67%*	*66%*	*65%*	*63%*	*62%*	*61%*	*59%*
YoY	3%	3%	3%	3%	3%	3%	3%	3%	3%	3%
NOI	$84	$90	$96	$103	$109	$120	$131	$142	$155	$168
% Margin	31%	32%	32%	33%	34%	35%	37%	38%	39%	41%
YoY		*7%*	*7%*	*7%*	*7%*	*9%*	*9%*	*9%*	*9%*	*8%*
Lease Expense										
Base Lease Expense	$64	$66	$68	$70	$72	$74	$76	$79	$81	$84
YoY		*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*
Capex Funding Incr. Lease Expense	$1	$1	$0	$0	$0	$0	$0	$0	$0	$0
Total Lease Expense	$65	$67	$68	$70	$72	$74	$76	$79	$81	$84
SG&A	$14	$14	$14	$15	$15	$16	$16	$17	$17	$18
% Revenue	*5%*	*5%*	*5%*	*5%*	*5%*	*5%*	*5%*	*4%*	*4%*	*4%*
YoY	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*
EBITDA	**$5**	**$9**	**$14**	**$18**	**$22**	**$30**	**$38**	**$47**	**$57**	**$67**
% Margin	***2%***	***3%***	***5%***	***6%***	***7%***	***9%***	***11%***	***13%***	***14%***	***16%***
Capex	$10	$10	$11	$11	$11	$12	$12	$12	$13	$13
% Revenue	*4%*	*4%*	*4%*	*4%*	*4%*	*3%*	*3%*	*3%*	*3%*	*3%*
YoY	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*	*3%*
VTR Capex Funding	$12	$12	$0	$0	$0	$0	$0	$0	$0	$0
Capex, net VTR Funding	-$2	-$1	$11	$11	$11	$12	$12	$12	$13	$13
EBITDA - Capex, net VTR Funding	**$7**	**$10**	**$3**	**$7**	**$11**	**$18**	**$26**	**$35**	**$44**	**$54**
% Margin	***3%***	***4%***	***1%***	***2%***	***3%***	***5%***	***7%***	***9%***	***11%***	***13%***

Source: Company filings for historical data. Ortelius Assumptions and Estimates for 2025 onwards





7 Approval of Highly-Dilutive Transactions by Brookdale Nominees

» In July 2020, Brookdale announced that it had entered into definitive agreements with Ventas to restructure its 120-community triple-net master lease arrangements. Brookdale received an expected aggregate rent reduction of approximately $500 million over the remaining and unchanged lease term, ending December 31, 2025, and Ventas received up-front consideration of approximately $235 million, which replaced over two and a half years of the cash rent reduction effectuated under the Brookdale lease. Ventas also received warrants exercisable for 16.3 million shares of Brookdale common stock, and at a strike price of $3.00 per share. Ventas eventually converted the warrants, and the Company's shares were diluted by 8%

» In September 2021, Brookdale announced that it had sold $230 million in convertible senior notes due 2026. Each note had an initial conversion rate of 123.4568 shares of common stock, representing 24,691,360 new shares at a conversion price of approximately $8.10 per share, and the Company's shares would be diluted by 12% on a post-exercised basis. In September 2024, Brookdale refinanced 90% of the notes, and $23 million remains outstanding, potentially representing 2% share dilution on a post-exercised basis

» In November 2022, Brookdale announced that it had priced 2.5 million of 7.00% tangible equity units at $50.00 per unit, in an aggregate offering of $144 million. Each tangible equity unit was comprised of a prepaid stock purchase contract and a senior amortizing note due November 15, 2025. Each purchase contract would automatically settle on November 15, 2025, and Brookdale would deliver at least 12.9341, but no more than 15.1976, shares of its common stock per purchase contract. In March 2025, the Company elected to exercise its right to settle its remaining outstanding 2,291,338 prepaid stock purchase contracts, and Brookdale delivered 29,636,386 shares of the Company's common stock to investors, diluting shares outstanding by 14%

» And in September 2024, Brookdale entered into privately negotiated agreements with certain of the holders of its convertible senior notes due 2026 (the "2026 Notes") to exchange an aggregate of approximately $207 million of its existing 2026 Notes for a newly issued series of $369 million of 3.50% convertible senior notes due 2029 at a conversion price of approximately $9.00 per share, potentially representing 41,049,440 new shares and 17% share dilution on a post-exercised basis



The Board's flawed strategic plan, which failed to improve operating and financial performance, and unlock billions of dollars of real estate value, was compounded by more Board failures, with Brookdale's raising approximately $800 million at an average weighted stock price of roughly $6.00, and potentially diluting shareholders by a staggering 33%. Ironically, the Board had rejected a $9.00 offer for 100% of the Company just years earlier



Basic Shares Outstanding, as of December 31 Unless Noted

- Ventas Warrants: 8% dilution
- Convertible Senior Notes Due 2026: potential 2% dilution
- 7% Tangible Equity Units: 14% Dilution
- **33% Total Dilution**
- Convertible Senior Notes Due 2029: potential 17% dilution

Y-axis: 170, 190, 210, 230, 250, 270, 290
X-axis: 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024, 5/5/25, 2029E

Note: 2029E basic shares outstanding assumes conversion of the Convertible Senior Notes Due 2029 and the Convertible Senior Notes Due 2026.



8 Independent Analysts See Limited Upside in the Current Strategy

Rating		Target Price (per share)
Neutral	BARCLAYS	$7.50
Outperform	MACQUARIE	$8.00
Outperform	RBC Capital Markets	$9.00
Underperform	BofA SECURITIES	$6.00
Buy	Jefferies	$8.00
Mean Target Estimate (05/30/2025)		$7.25
Current Share Price (05/30/2025)		$6.48
Implied Upside		11.88%



Source: Factset, Alphasense, analyst reports



8 Experts Question Board's Failure to Address Declining Occupancy

The May 20 installment of 60 Seconds with Steve Monroe highlights Brookdale's leadership failures





THE SeniorCare Investor
Inside the World of Senior Care Mergers, Acquisitions and Finance Since 1948
60 Seconds with
Steve Monroe

*"The current Board Chair and interim CEO, Denise Warren, has been an independent director since 2018. Occupancy already had been declining when she joined the Board, and then COVID made it much worse. But where was she (and the other Board members) over the past seven years? Hiding in full view? The new SWAT teams should have been put in place several years ago. Or is this simply a desperate response to the **Ortelius Advisors** proxy fight? Is that what the independent directors needed to get off their duffs and do something proactive with operations?*

I hope this works, but shareholders would have been much better off if this had been started three years ago…What a shame and lost opportunity."

– Steve Monroe, Managing Editor & Partner, Levin Associates

- Levin Associates provides market intelligence on Healthcare M&A and the Senior Care industry
- Stephen M. Monroe is the managing editor and a partner at the Firm, and regarded as an industry leader having published more than 50 articles dealing with various aspects of investing in the health care and seniors housing arena

Source: 60 Seconds with Steve Monroe: Brookdale Senior Living and SWAT

ORTELIUS HAS THE RIGHT STRATEGY AND PLAN

Our Vision and Strategic Focus



Vision	Strategic Focus		
Create a best-in-industry senior housing real estate platform focused on delivering high quality service and care delivery alongside long-term sustainable earnings growth	Lead the CEO search to ensure Brookdale hires the right person for the CEO role	Right size management team with the appropriate talent	Initiate review of strategic alternatives
	Portfolio optimization: monetize the underperforming owned properties	Improve financials	Reduce mortgage debt
Develop and optimize an action plan that will allow Brookdale to provide capital and select cost effective administrative services to a portfolio of high quality, decentralized, regionally-focused, growth-oriented senior housing operators	Eliminate leased portfolio	Undertake strategic review of all real estate to unlock unrealized real estate value	Review corporate, organization, and communications



Plan Rationale and Expected Benefit to Brookdale

Current Brookdale	Actions Taken in Our Plan	Benefit to Brookdale
Underperforming owned properties degrade overall Brookdale performance	Monetize underperforming owned properties	Remaining properties yield higher occupancy rates, rents, NOI, NOI margins, free cash flow, and valuations
High mortgage debt leverage and interest expense	Use proceeds from monetizing owned properties to pay down mortgage debt	Improved credit quality, lower loan-to-value ratios, and decreased borrowing costs
Poor performance of the leased portfolio is dilutive to Brookdale's valuation	Eliminate the leased portfolio	Strong owned portfolio not anchored by weak leased portfolio, resulting in higher valuations

Brookdale needs a different plan than the one that the current Board of Directors and management team have used to destroy shareholder value since 2018



Plan Rationale and Expected Benefit to Brookdale (Cont'd)

Current Brookdale	Actions Taken in Our Plan	Benefit to Brookdale
The value of owned real estate is locked and Brookdale is valued by EBITDA multiples rather than capitalization rates	Use the combination of actions taken in our plan to create a pure play entity with core value derived from an owned portfolio	Pure play owned real estate company valued on NOI and capitalization rates, resulting in higher valuations
Board of Directors that has overseen a vast destruction of shareholder value	Refresh the Board of Directors with our six highly-qualified nominees	Strong Board of Directors that is overseeing a strong Brookdale that is creating shareholder value

Ortelius' nominees are well-qualified to build and unlock intrinsic value, and maximize stockholder value over the near- and long-term

 

Portfolio Optimization

A refreshed Board should immediately begin to evaluate the monetization of all of the underperforming owned properties, and not a "modest group of assets", per the Board's strategic plan in its May 15 letter

Conduct Bottom-Up Review and Rationalization of Assets based on:

» Profitability potential

» Market screening and analysis

» Lease vs. Owned (lease review)

» Geography

» Unit count and licensed capacity

» Capex needs

» Asset sub-type (e.g. IL, AL, MC, CCRC).

» Excess land capacity

» Disposition strategy

Evaluate Underperforming Assets

» Immediately begin to evaluate the monetization of the owned properties with occupancy rates less than 75% (BadCo)

» Per the JLL Seniors Housing and Care Investor Survey and Outlook, 4Q 2024 rolling four quarter senior housing transaction dollar volume in the U.S. was in excess of $10 billion, demonstrating abundant deal flow. Over the last 10 years, annual transaction dollar volume peaked at $14 billion in 2015, bottomed out at $6 billion in 2020, and averaged in excess of $9 billion

» The remaining owned properties with occupancy rates greater than 75% (GoodCo PropCo) would yield higher occupancy rates, rents, NOI, NOI margins, adjusted funds from operations, free cash flow, and valuations; and lower capitalization rates and loan-to-value ratios

» Additionally, Brookdale would gain pricing power, enjoy operating leverage, eliminate BadCo PropCo capital expenditures, and rationalize costs for the smaller footprint, further improving financial performance

» This strategy would provide Brookdale with ample liquidity, unlike the past seven-plus years, to further invest in GoodCo PropCo, maximizing incremental margin expansion

» Sales of this magnitude would generate many hundreds of millions of dollars in the near-term, and significantly reduce the Company's high leverage ratios

68





1 Portfolio Optimization (Cont'd)

"The Company's overall occupancy rate has dropped from 85.2% to 79.4% , versus 88.8% to 87.2% for the senior housing industry , and 213 facilities, accounting for 34% of the owned and leased portfolios, reported occupancy rates of less than 75% . However, we believe that GoodCo PropCo's weighted average occupancy rate is in the high-80's, and generates substantial revenue, significant NOI, high NOI margins, and meaningful free cash flow.

Ortelius' plan would seek to accelerate occupancy rate growth, pricing, and margin expansion across hundreds of facilities, and significantly improve operating and financial performance in the near- and long-term. Meanwhile, the Board's flawed strategic plan does not resolve the fundamental issues driving underperformance."

– Peter DeSorcy, Ortelius Advisors

Source: Ortelius, Letter to Shareholders dated Apr 24, 2025.





2 Improve Financials: Review and Rationalize Corporate Overhead

Review and Rationalization of Corporate Infrastructure

- True cost of SG&A – non-cash charges / recurring one-time costs
- Asset management and infrastructure
- MIS system capabilities
- Contract/purchasing strategy
- Insurance (property, GL/PL, etc.)
- Employee benefits
- Core competencies
- Decision-making process
- Branding and marketing strategy

Review Existing Capital Structure

- Create long-term capital plan and implementation strategy to support business strategy
- Conduct own vs. rent analysis




Reduce Mortgage Debt

» Use all of the proceeds from monetizing the underperforming owned properties to pay down mortgage debt

» Strategic focus on improvement of credit quality

» Target lower loan-to-value ratios and borrowing costs

Brookdale should use all of the proceeds, and not a "portion of asset sale proceeds", per the Board's strategic plan in its May 15 letter, from monetizing the underperforming owned properties to pay down mortgage debt

The Board's strategic plan does not "meaningfully reduce leverage", as claimed in the May 15 letter, and fails to materially lower Brookdale's $4.1 billion of net debt, and high leverage ratios





4 Eliminate Leased Portfolio

» The Company should also eliminate its poorly performing leased portfolio ("LeaseCo"). The LeaseCo average annual adjusted EBITDA margin was a meager 1.0% in 2018 through 2024. Still, the Board renewed its lease agreements with Ventas, Welltower, and Omega Healthcare Investors, Inc., which account for 90%-plus of the leased portfolio

» Driven by rising senior housing expectations, landlords are increasingly converting triple-net leases to RIDEA (REIT Investment Diversification and Empowerment Act of 2007), which exploits NOI growth rates in excess of 3% rent increases, improves financial performance, and boosts stockholder value

» In particular, Ventas and Welltower, accounting for roughly 75% of Brookdale's leased facilities, have significant and growing exposure, representing approximately 70% of their revenues and 45% of their net operating income. Ventas' RIDEA bucket comprises 629 properties, and Welltower's senior housing operating portfolio owns 1,232 communities

» On December 19, 2024, Ventas released the following statement regarding the Brookdale Master Lease Agreement: "The forty-four SHOP conversion communities will increase our SHOP footprint and expected growth rate by adding assets in markets that should support strong net absorption during the next few years. As we have in previous transitions, we expect to capture significant occupancy and NOI upside."

» The agreements enable Ventas to accelerate the conversion of forty-four select large-scale senior housing communities with significant upside potential (the "SHOP Communities") to its Senior Housing Operating Portfolio ("SHOP") starting September 1, 2025, to grow its SHOP footprint in attractive markets and to increase its expected SHOP growth rate. Brookdale has agreed to cooperate in the transition process. The SHOP Communities represent a majority of the units covered by the current Master Lease





5 Unlock Real Estate Value

- Upon monetizing the underperforming owned properties, reducing mortgage debt, and eliminating the leased portfolio, the remaining entity would be a pure play based on the good company-owned properties ("GoodCo"). The company would be valued on NOI and capitalization rates, versus a senior housing operator, valued on lower EBITDA and EBITDA multiples

- While the Company's weighted average occupancy rate (owned portfolio) was a dismal 78.6% in 4Q 2024, the historic high occupancy rate (owned and leased portfolios) was 89.0% in 4Q 2013, and the GoodCo occupancy rate (owned and leased communities greater than 75%) was in the high-80's in 4Q 2024. And while NOI margins (owned portfolio) were a substandard 24.7% in 2024, NOI margins (owned and leased portfolios) were 36.5% in 2013

- In light of favorable industry dynamics, GoodCo should generate substantial revenue, occupancy rates in excess of 90%, significant NOI, NOI margins in excess of 30%, and meaningful free cash flow

- And per the JLL Seniors Housing and Care Investor Survey and Outlook, and according to data from NIC MAP, average 4Q 2024 capitalization rates for seniors housing were 6.5% (Ventas and Welltower, which generate mid-80's occupancy rates and approximately 30% NOI margins, are afforded lower capitalization rates). Over the last 10 years, year-end capitalization rates bottomed out at 5.5% in 2021, peaked at 7.5% in 2016, and averaged 6.5%

- Consequently, Ortelius believes that GoodCo equity should be valued at multiples of Brookdale's current market capitalization assuming Ventas and Welltower capitalization rates and improved NOI





5 Unlock Real Estate Value (Cont'd)

Upon finishing (1) - (4) the remaining entity would be a pure play on the GoodCo owned properties, valued on NOI and capitalization rates, versus a senior housing operator, valued on lower EBITDA and EBITDA multiples

Revenues should continue to grow by mid-single digits fueled by **Favorable Market Dynamics**

- Secular demographic tailwinds
- Supply/demand imbalance
- Occupancy rate and rent gains
- Historically favorable occupancy rates
  1. 2024 occupancy (owned): 78.6% vs. historic high (2013): 89.0%
  2. GoodCo (4Q 2024): high-80's occupancy rate in 4Q 2024
  3. 2024 NOI margin (owned): 24.7% vs. historic high (2013): 36.5%

Outlook:

- Occupancy rates > 90%, significant NOI, NOI margins > 30%, and meaningful free cash flow

And per the JLL Seniors Housing and Care Investor Survey and Outlook, and according to data from NIC MAP, average 4Q 2024 capitalization rates for seniors housing were 6.5% (Ventas and Welltower, which generate mid-80's occupancy rates and approximately 30% NOI margins , are afforded lower capitalization rates). Over the last 10 years, year-end capitalization rates bottomed out at 5.5% in 2021, peaked at 7.5% in 2016, and averaged 6.5%





6 Review Corporate, Organization, and Communications

Review of Corporate (legal) and Organization

- Assess and understand corporate structure to evaluate opportunities and limitations
- Identify corporate, divisional, regional or building level executives hungry and capable to run and grow Subco(s). Provide appropriate incentives. Recruit from the outside as necessary
- Evaluate ancillary businesses. What makes sense to keep and what are distractions? Are there unmet needs and opportunities?

Communications and Investor Relations

- Immediately implement an accompanying communication plan
- A simple, clear, and consistent message
- Reinforce objective, strategy and actions needed to get there
- What each action does to help accomplish the objective
- Progress made and challenges that lay ahead
- The early actions are largely focused on us better understanding what a long-term action plan will entail
- Refine communications and investor relations strategy to support action plans
- Difficult messaging should be done early and once including HR changes as well as asset dispositions
- Internal roadshow
- Investor non-deal roadshow

BROOKDALE'S FLAWED BOARD REFRESHMENT

Poor Governance Has Failed Shareholders



1 **The Board's approach to governance has largely been reactionary**

   a. Ortelius' public campaign has been the primary catalyst for change

   b. While the Board takes credit for deploying governance best-practices, most notably the annual election of directors and board refreshment, these efforts were largely the result of activist pressure[1]

2 **These poorly skilled directors have lacked the foresight to turn around Brookdale and conduct necessary oversight**

   a. Flawed compensation planning and oversight led to the former CEO being rewarded with generous compensation during her tenure despite the steady decline in share price

   b. Feeling the pressure in part from our March 5, 2025 letter[2] outlining the failures of the Board and management, the CEO was abruptly dismissed – the second consecutive CEO to leave in this manner – seemingly without a succession plan

3 **This reactionary approach has led to the addition of directors with the wrong set of skills**

   a. Most of the incumbent directors lack credibility and key senior housing expertise

   b. All incumbent directors have netted shareholder value losses during their tenures

1. Sandell Asset Management investor presentation 2/6/2015, Brookdale Settlement Agreement with Sandell Asset Mngmt 4/23/2015, Brookdale Settlement Agreement with Land & Buildings 7/26/2017, Land & Buildings Press Release 8/9/2018, Brookdale Support Agreement with Glenview 9/27/2019
2. Ortelius Nomination Letter 3/5/2025





Board Did Not Hold Management Accountable
The Turnaround Announced in 2018 Continues to Suffer from Poor Execution

Lee S. Wielansky

"It is time for meaningful change at Brookdale and the Board is committed to making sure the Company's new strategic plan creates long-term value for our shareholders."

- Lee Wielansky, upon being nominated as Board Chair, February 22, 2018



Denise W. Warren

"Having executed on our strategy to simplify and streamline the business, rationalize our lease portfolio and address our debt maturities, we believe Brookdale is now poised to deliver sustained and compelling returns to our shareholders. With the completion of these actions, the Board determined that now is the right time to identify the Company's next leader…The Board is now conducting a thorough search process to identify the right CEO"

- Denise Warren, upon being named Board Chair and Interim CEO, April 14, 2025



Brookdale Share Price Performance During The Most Recent "Turnaround"

Cindy Baier's CEO Tenure: February 28, 2018 - April 13, 2025

Share Price
$12.0
$8.0
$4.0
$0.0
$6.53
$5.75
3/1/2018
3/1/2019
3/1/2020
3/1/2021
3/1/2022
3/1/2023
3/1/2024
3/1/2025
Share Price Fell 11.9%

Source: Company filings and Factset.



The Board Has Hastily Reacted to Ortelius' Letters to Stockholders

Reacting to our March 5, 2025 letter to stockholders, which highlighted Brookdale's abysmal performance, chronic undervaluation, and the Board's vast destruction of stockholder value, the Company hastily announced, on April 14, that the Board had entered into a separation agreement with Cindy Baier, who stepped down as CEO, and initiated a search for the Company's next Chief Executive Officer. In addition, the Board appointed a new director, Mark Fioravanti, who was recommended by Cindy Baier. Also, the Company launched a review of governance enhancements related to director tenure, and began an evaluation of revisions to the performance-based long-term incentive awards program.

We note that Following our April 24, 2025 letter to stockholders, which highlighted Ortelius' strategic plans to maximize stockholder value, the Board reacted again, announcing on May 15 that it had "established a clear and compelling strategy for creating shareholder value", and noted five new initiatives. In addition, the Board appointed a new director, Joshua Hausman, who was recommended by Denise Warren.

The Board's failures are palpable, and its recent steps smack of self-preserving and defense-oriented tactics in the face of a director election contest

Source: Brookdale Senior Living Inc., press releases and 2025 DEF 14A.

Share Price Improved Significantly Following the Announcement of Our Campaign



Brookdale Timeline of Recent Events
Share Price
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
5/1/2024
6/1/2024
7/1/2024
8/1/2024
9/1/2024
10/1/2024
11/1/2024
12/1/2024
1/1/2025
2/1/2025
3/1/2025
4/1/2025
5/1/2025
1
8/8/2024: Announced 2Q 2024 results; missed Revenue consensus estimates by 0.2%
2
9/30/2024: Announced the acqusition of 41 communities (2,789 units) from three current triple-net lease portfolios for a combined purchase price of $610 million
3
11/6/2024: Announced 3Q 2024 results; in-line with Revenue consensus estimates
4
3/5/2025: Ortelius Advisors nominated six individuals to stand for election to the Brookdale Board of Directors at the Company's 2025 Annual Meeting of Stockholders
5
3/27/2025: Elected to exercise its right to settle all of its prepaid stock purchase contracts, pursuant to the early settlement right in the purchase contract agreement
6
4/14/2025: Announced CEO transition and board of directors' refreshment; Lucinda M. Baier stepped down as President and Chief Executive Officer; Denise W. Warren, Chairman of the Board, appointed as Interim CEO; and established an Office of the CEO
7
4/24/2025: Ortelius Advisors issued open letter and outlines pathways to build and unlock sustainable long-term value for Brookdale Senior Living Inc. stockholders
8
5/6/2025: Announced first quarter 2025 results and increased annual guidance

Source: FactSet as of May 20, 2025. Brookdale Senior Living Inc. Press Releases.



All Incumbent Directors Have Destroyed Shareholder Value During Their Tenures

Current Directors	Appointed to BKD Board[1]	Tenure (Yrs)	TSR[2]
Frank M. Bumstead*	8/11/2006	18.8	**(87.7%)**
Lee S. Wielansky	4/23/2015	10.1	**(84.8%)**
Denise W. Warren	10/4/2018	6.7	**(38.5%)**
Victoria L. Freed	10/29/2019	5.6	**(27.8%)**
Jordan R. Asher	2/24/2020	5.3	**(24.9%)**
Claudia N. Drayton	6/18/2024	1.0	**(15.3%)**
Elizabeth B. Mace	6/18/2024	1.0	**(15.3%)**
Mark Fioravanti	4/13/2025	< 1 year	--
Joshua Hausman	4/23/2025	< 1 year	--

Source: * Not standing for reelection at the 2025 shareholder meeting. 1. Company Filings 2. TSR ending at the unaffected date of 3/4/2025.
Notes: Greyed out indicates slated for elections after Ortelius submitted nominations for the 2025 Shareholder Meetings.

Denise Warren's Performance Track Record at TruBridge Inc. Was in No Way Stellar

Served on TrueBridge, Inc. board (previously Computer Programs and Systems, Inc.) from Nov. 9, 2017 to Nov. 15, 2024



Denise W. Warren

"On October 18, 2024, Denise W. Warren submitted her resignation from the Board of Directors (the "Board") of TruBridge, Inc. (the "Company"), effective November 15, 2024."

"Ms. Warren is resigning from the Board in order to devote increased time and attention to serving as chairperson of another public company board of directors." [emphasis added]

Share Price Performance
(11/9/17 to 11/15/24)


TruBridge, Inc. - Price
Share Price Fell
44%
45
40
35
30
25
20
15.81
15
10
5
'18
'19
'20
'21
'22
'23
'24

Source: Factset. https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1169445/000119312524240254/d902758d8k.htm#:~:text=On%20October%2018%2C%202024%2C%20Denise,%2C%20effective%20November%2015%2C%202024.



A History of Flawed Board Refreshment: Directors with NO Relevant Senior Housing Operational and NO Public Board Experience

Director		Date	Comments
	Rita Johnson-Mills	2018 – 2022	✗ Identified by then-CEO ✗ No relevant senior housing operational experience ✗ No prior public board experience ✗ Resigned after serving on BKD Board for only 4 years
	Guy P. Sansone	2019 – 2024	✓ One of BKD's large shareholders expressed support for him in the 2019 proxy contest campaign ✓ Deep healthcare and senior housing experience
	Victoria L. Freed	Oct. 2019 – Current	✗ No relevant senior housing operational experience
	Jordan R. Asher	Feb. 2020 – Current	✗ Identified as a director candidate by one of non-CEO executive officers ✗ No senior housing operational experience ✗ No prior public board experience

Source: Company filings.



A History of Flawed Board Refreshment (Cont'd): Directors with NO Relevant Senior Housing Operational and NO Public Board Experience

Director		Date	Comments
	Claudia N. Drayton	June 2024 – Current	✗ No relevant senior housing experience ✓ Served on the board of 3D Systems, a print technology company ✗ Unrelated CFO experience at life sciences and medical device companies (Quantum-Si Inc, Nuwellis, Inc., and Medtronic)
	Elizabeth B. Mace	June 2024 – Current	✗ Identified by then-CEO, Cindy Baier ✗ No relevant senior housing operational experience ✗ No prior public board experience ✗ No relevant industry experience – served as Chief Economist and Director of Research and Analytics at the NIC, 2014-2023
	Mark J. Fioravanti	April 2025 – Current	✗ Identified by then-CEO, Cindy Baier ✗ No relevant senior housing experience ✗ Operational and Board experience at Ryman Hospitality Properties (f/k/a Gaylord Entertainment Company), which has no direct relevance to Brookdale
	Joshua Hausman	April 2025 – Current	✗ Identified by the current interim CEO, Denise Warren ✗ No current or recent public board experience

Source: Company filings.



Brookdale's Board of Directors Selection Process Raises Serious Questions About Conducting a Thorough Search Process

Excerpt from Brookdale 2024 DEF 14A

The Board is currently composed of eight directors, and each of their terms will expire at the 2024 Annual Meeting. The Board has unanimously nominated six of the eight current directors for election at the 2024 Annual Meeting, each to hold office for a one-year term expiring at the 2025 Annual Meeting. The Board has also unanimously nominated Claudia Napal Drayton and Elizabeth Burnham Mace to serve as new directors for a one-year term expiring at the 2025 Annual Meeting, and each of them has agreed to serve if elected. The Board believes that Ms. Drayton's decades of experience as a Chief Financial Officer in the healthcare industry and public company board experience, and Ms. Mace's extensive knowledge of the senior housing industry through her prior role with NIC will enhance the Board's collective skill and experience. Each of the nominees was identified through the Nominating and Corporate Governance Committee's search process. As a part of its process, the Committee focused its efforts on identifying leaders with a strong financial background and was committed to ensuring it included diverse representation. Ms. Drayton was referred to the Committee through Women Corporate Directors. Ms. Mace was recommended to the Board by Ms. Baier, based on her knowledge of Ms. Mace and professional qualifications, including through her prior role with NIC. Other members of the Board were also familiar with Ms. Mace through her prior role with NIC. We did not employ a search firm or pay fees to any third-parties in connection with seeking or evaluating Board nominee candidates.

Source: Brookdale Senior Living Inc. 2024 DEF 14A.



Brookdale's Board of Directors Selection Process Raises Serious Questions About Conducting a Thorough Search Process (Cont'd)

Excerpt from Brookdale 2025 DEF 14A

As part of the Company's commitment to ongoing Board refreshment, as further described below, the Board appointed two new directors in April 2025: Mr. Fioravanti and Mr. Hausman. Mr. Fioravanti was identified as a potential candidate for consideration by the Company's former President and Chief Executive Officer, and Mr. Hausman was identified as a potential candidate for consideration by Ms. Warren. Each candidate was carefully evaluated and recommended by the full Board for election. Mr. Fioravanti and Mr. Hausman each bring extensive industry knowledge and unique perspectives that the Board believes will contribute to the oversight of our business strategy supporting long-term stockholder value creation. We did not employ a search firm or pay fees to any third-parties in connection with seeking or evaluating Board nominee candidates.

Source: Brookdale Senior Living Inc. 2025 DEF 14A.



The CEO Dismissal and Current Search Raises Serious Questions

Former CEO stepped down in the middle of a proxy contest and the Chairman steps in as interim CEO



Lucinda Baier
Former CEO

Late 2024	Board contacted Spencer Stuart to help with CEO search
April 2025	Baier stepped down one month after Ortelius delivered notice of nomination and Chairman Denise Warren named Interim CEO
May	Announcement that CEO search will take another six months "We anticipate the search will take a minimum of six months." – Baier



Denise W. Warren
Board Chair & Interim CEO

"...we have we started late last fall working with Spencer Stuart outlining succession planning that the company might need. And so when we are looking at the candidates, which we've already had a good look at about, I think, 15 or 16 candidates already. And the board search committee is in the process of narrowing those down into the ones that we want to interview and to push forward through the process..."

"On the CEO search, we think it will take six months."

- Denise Warren, upon being asked about the current CEO search on the Q1 earnings call, May 7, 2025

Questions Regarding the CEO Selection Process

1. Who at the Board has the operational experience, to understand which CEO candidate would be best suited to craft and execute the strategy necessary to complete this turnaround?
2. Was abruptly dismissing the CEO before a succession candidate had been identified, part of the plan? What exactly prompted the CEO dismissal at that time given the high praise given to her then and the length of time remaining?
3. If the CEO search is expected to continue for the next 6 months, after having started last fall, how can shareholders be assured that the Board is approaching this with the right amount of urgency?

Source: Q1 2025 Earnings Call.



And Despite Such Poor Operating Performance, This Board Has Awarded Generous CEO Compensation

- On February 22, 2018, Lee Wielansky, then the Non-Executive Chairman and a current Board member, pronounced, "…the Board is confident that [newly appointed CEO Lucinda Baier] is the right person to guide a successful turnaround of our business."
- From 2018 – 2014, cumulative free cash flow was negative $660 million, and tangible book value per share dropped 83%; From February 21, 2018 through March 4, 2025, the stock price fell 37%
- During this timeframe, the Board paid Cindy Baier $45.4 million, and an additional $11.7 million for termination without cause.
- Despite glowing praise for her performance, CEO Baier was abruptly dismissed seemingly without any succession plan in place



Lee S. Wielansky
Former Chair & Current Director



Brookdale Senior Living Cindy Baier CEO Compensation
2018 - 2024
CEO Comp
$'s millions
Per Share $'s
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$16.00
$12.00
$8.00
$4.00
$0.00
2017
2018
2019
2020
2021
2022
2023
2024
Cumulative Total CEO Compensation
Tangible Book Value Per Share
Brookdale Senior Living Inc. Stock Price

CEO compensation based on 14A filings. Tangible book value per share as of December 31, 2017 and December 31, 2024. Calculations use basic shares outstanding as of February 20, 2018 and February 17, 2025. Tangible book value is defined as total assets minus goodwill minus total liabilities. Tangible book value per share is defined as tangible book value divided by basic shares outstanding. Stock price as of December 31 per FactSet.

Ultimately Compensation Failed to Align With Shareholder Returns



» CEO **compensation doubled** during the period, rising by 108.5% from 2018 to 2024

» Meanwhile, a $100 investment in **Brookdale stock** at the beginning of 2018 **lost half of its value** by the end of 2024, worth only $51.86

» In addition to being the Board Chair and Interim CEO, Denise Warren served as a member of the Compensation Committee from 2018 – 2024



Denise W. Warren
Board Chair & Interim CEO
Compensation Committee
Member 2018 - 2024



CEO compensation based on 14A filings. Tangible book value per share as of December 31, 2017 and December 31, 2024. Calculations use basic shares outstanding as of February 20, 2018 and February 17, 2025. Tangible book value is defined as total assets minus goodwill minus total liabilities. Tangible book value per share is defined as tangible book value divided by basic shares outstanding. Stock price as of December 31. Stock price change per Bloomberg as of May 2, 2025.

89

ORTELIUS NOMINEES HAVE THE RIGHT EXPERIENCE AND SKILLSET



Brookdale Nominees Lack Expertise and Relevant Experience

	Directors	Age	Board Tenure (Yrs.)	Recommended by Company Insider	Real Estate	Senior Housing	Capital Markets/ M&A
	Denise W. Warren	63	6.7	✓	✗	✗	✓
	Lee S. Wielansky	73	10.1	✗	✓	✗	✓
	Jordan R. Asher, MD	60	5.3	✓	✗	✗	✗
	Victoria L. Freed	68	5.6	✗	✗	✗	✗
	Claudia N. Drayton	57	1.0	✗	✗	✗	✓
	Elizabeth B. Mace	68	1.0	✓	✓	✗	✗
	Mark Fioravanti	63	<1	✓	✓	✗	✗
	Joshua Hausman	49	<1	✓	✗	✗	✓

Notes: Greyed out indicates slated for elections after Ortelius submitted nominations for the 2025 Shareholder Meetings.



Ortelius Independent Nominees Bring Needed Experience and Relevant Expertise

Nominees		Age	Years of Experience	Real Estate	Senior Housing	Capital Markets/ M&A	Prior Public Boards	Executive Roles and Leadership
	Steven J. Insoft	61	35	✓	✓	✓		COO, President
	Paula Poskon	60	25	✓	✓	✓	✓	Capital Markets
	Frank Small	55	25+	✓	✓	✓		Private Equity Real Estate Investment
	Ivona Smith	55	30			✓	✓	Operational and Financial Restructuring
	Steven Vick	66	35	✓	✓	✓	✓	CEO, President
	Lori Wittman	66	30+	✓	✓	✓	✓	CFO



Our Nominees Bring the Necessary Skillset to Evaluate Brookdale’s Current Strategy and Create a Value-Enhancing Plan

Brookdale’s Current Strategic Plan		**Nominees Best-Suited To Execute Plan**
Improve operational efficiency	Improve Occupancy Accelerate Profitable Occupancy Growth Disciplined Expense Management	**Steven J. Insoft** **Lori Wittman** **Steven Vick**
Optimize real estate portfolio	75% of the portfolio will be owned assets by end of 2025 Restructure lease and align leased assets with strategic model	**Steven J. Insoft** **Ivona Smith** **Paula Poskon** **Frank Small**
Improve capital investments		**Steven J. Insoft** **Lori Wittman** **Frank Small** **Steven Vick**
Reduce leverage	Utilize adjusted EBITDA, cash flow growth, and asset sales to reduce debt	**Paula Poskon** **Ivona Smith** **Frank Small**
Ensure high-quality environments for our residents and associates		**Steven J. Insoft** **Steven Vick** **Lori Wittman**



Our Nominees and Strategic Focus

Strategic Focus Areas to Maximize Shareholder Value

Portfolio Optimization	Operational Improvement	Improve Financials	Eliminate Leased Portfolio	Unlock Real Estate Value	Corporate, Organization, and Communications	CEO Search
Steven Insoft	Steven Insoft	Steven Insoft	Steven Insoft	Steven Insoft	Steven Insoft	Steven Insoft
Frank Small	Ivona Smith	Steven Vick	Paula Poskon	Paula Poskon	Paula Poskon	Ivona Smith
Ivona Smith	Steven Vick	Lori Wittman	Frank Small	Frank Small	Frank Small	Steven Vick
Steven Vick			Ivona Smith	Steven Vick	Steven Vick	Lori Wittman
			Steven Vick		Lori Wittman	





Steven J. Insoft

Steven J. Insoft

35 years of experience as a senior executive, including in senior housing, as well as financial expertise in the healthcare and real estate investment trust industries

» 35 years of experience, including Senior Housing, REIT's, Operations, and Acquisitions/Divestitures

» Former Chief Corporate Development Officer at Omega Health Care Investors, Inc. ("Omega") (NYSE: OHI); former President and Chief Operating Officer at Aviv REIT (NYSE: AVIV) (bought by Omega); former Senior Investment Officer at Nationwide Health Properties, Inc. (NYSE: NHP) (later bought by Ventas, Inc.)

Steven J. Insoft, age 61, has been an active real estate investor through private investment vehicles, with a focus on housing for the disabled, since January 2022. Previously, Mr. Insoft served as Chief Corporate Development Officer of Omega Healthcare Investors, Inc. (NYSE: OHI) ("Omega"), a real estate investment trust that provides real estate capital to the seniors housing and long-term healthcare industry, from April 2015 to January 2022. Prior to that, Mr. Insoft served in various senior executive roles at Aviv REIT, Inc. (formerly NYSE: AVIV) ("Aviv"), a Chicago-based real estate investment trust that provided real estate capital and financing to the seniors housing and long term healthcare industry, since joining the company in 2005, including as President and Chief Operating Officer from 2012 to 2015 when Aviv was acquired by Omega, and Chief Financial Officer and Treasurer from 2009 to 2012. Mr. Insoft served as Vice President and Senior Investment Officer of Nationwide Health Properties, Inc. (formerly NYSE: NHP), a real estate investment trust now owned by Ventas Inc., from 1998 to 2005. Earlier in his career, Mr. Insoft served as President and Chief Financial Officer at CMI Senior Housing and Healthcare, Inc., a privately-held seniors housing and long-term healthcare operations and development company, from 1990 to 1998. Mr. Insoft has served on the board of directors of Home Catalyst, LLC, an investment and advisory company focused on creating housing options for the intellectually and developmentally disabled, since July 2024. Mr. Insoft has also served as a board advisor of LifestyleCX, Inc., a company providing web-based customer acquisition software for the seniors housing industry, since October 2022. Mr. Insoft also serves as a board director of Keshet, an organization that provides services to the disabled community, since 2017. Mr. Insoft served on the board of directors of The National Investment Center for Seniors Housing & Care, a not-for-profit organization providing seniors housing and long-term healthcare data and research to the institutional investment community, from 2014 to June 2023. Mr. Insoft received an M.B.A. from Columbia University and a B.S. in Electrical Engineering from the University of Pennsylvania













OMEGA Healthcare INVESTORS, INC. AgingChoices.com AVIV REIT Nationwide Health Properties HOME CATALYST Keshet





Paula Poskon

25 years of experience, including in senior housing, and expertise in equity research and the real estate industry

» 25 years of experience, including Senior Housing, REIT's, Investment Banking, Capital Markets, and Stockholder Communications

» Founder and President at STOV Advisory Services LLC, which offers professional consulting and advisory services to company executives and institutional investors in the areas of real estate, capital markets, and investor relations; former REIT Research Analyst at D.A. Davidson & Co., Inc. and Robert W. Baird & Co., Inc.; former Associate Equity Research Analyst and Investment Banker at Lehman Brothers; current director at Cedar Realty Trust Inc. (NYSE: CDR.PRB and CDR.PRC); and former Director at Wheeler REIT, Inc. (NYSE: WHLR)

Paula J. Poskon, age 60, is the Founder and President of STOV Advisory Services LLC ("STOV"), a provider of professional consulting and advisory services to company executives and institutional investors in the areas of real estate, capital markets, investor relations, and diversity and inclusion, since 2016. Ms. Poskon served as Senior Vice President/Senior Real Estate Research Analyst at D.A. Davidson & Co., Inc., an employee-owned full-service investment firm, from 2014 to 2015. Prior to that, Ms. Poskon was a Director and Senior Equity Research Analyst in Real Estate at Robert W. Baird & Co. Inc., an employee-owned wealth management, capital markets, asset management and private equity firm, from 2005 to 2014. Ms. Poskon was named No. 3 on The Wall Street Journal's "Best on the Street" among real estate analysts for 2009 and No. 2 among real estate analysts for stock-picking in 2011 by StarMine. Earlier in her career, Ms. Poskon was an Equity Research Associate, Asset Management Associate and Investment Banking Associate at Lehman Brothers, a global financial services firm, from 2000 to 2005. Ms. Poskon has served on the board of directors of Cedar Realty Trust, Inc. (NYSE: CDRpB and CDRpC), a wholly owned subsidiary of real estate investment trust Wheeler Real Estate Investment Trust, Inc. (NASDAQ: WHLR) ("Wheeler"), since August 2022. Ms. Poskon served on the board of directors of Wheeler from 2019 to June 2022. Ms. Poskon also served on the boards of trustees of Nam Tai Property, Inc. (OTCMKTS: NTPIF), a holding company, which engages in the business of real estate development and operation, from November 2021 to June 2022, and Power REIT (NYSE:PW), a real estate investment trust that owns real estate related to controlled environment agriculture (greenhouses), renewable energy and transportation, from July 2020 to March 2022. Ms. Poskon is a frequent speaker at real estate industry conferences. Ms. Poskon received an M.B.A. in Finance and a B.S. in Economics with a concentration in Accounting from the Wharton School at the University of Pennsylvania

      





Frank Small

25+ years of experience, including in senior housing and real estate, and expertise in healthcare real estate assets

» 25+ years of experience, including Senior Housing, Real Estate, Acquisitions/Divestitures, and Financial Restructurings

» Former senior roles at Castle Lanterra; KKR & Co.; Fortress Investment Group; JER Partners; and Cerberus Real Estate Partners LLC

Frank J. Small, age 55, is a leader in the field of private equity real estate investment. Mr. Small is the Founder and Managing Principal of 12 North Capital LLC, a private real estate investment and advisory firm specializing in navigating complicated transactions and complex capital structures to maximize risk-adjusted returns, which has been his principal occupation since June 2023. Mr. Small has also served in key leadership roles, such as Managing Director of Arcturus Group, LLC, a real estate advisory firm providing wide-ranging services to large-scale owners and lenders across multiple asset classes nationally, since May 2020, and Investment Committee Member of Colombia Healthcare Properties, an early-stage company backed by Jaguar Growth Partners with a strategy to execute sale-leasebacks and acquire stabilized, cash-flowing healthcare real estate assets, since March 2019. Mr. Small served as Senior Managing Director and Head of Investments at Castle Lanterra Properties LLC, a real estate investment company focused on acquiring assets in strategic U.S. growth markets, from May 2021 to May 2023. Prior to that, Mr. Small served as a Senior Industry Advisor at KKR & Co., Inc., a global investment firm, from September 2019 to April 2021. Mr. Small served as Chief Investment Officer and Senior Managing Director of Greystone Healthcare Investments LLC, the healthcare facilities platform of real estate company Greystone & Co., from 2018 to 2019. Additionally, Mr. Small served as Managing Director at GMF Capital LLC, an investment company, from 2017 to 2018, Fortress Investment Group, LLC, an investment management firm, from 2015 to 2017, and JER Partners LLC., a global real estate private equity firm, from 2005 to 2011. Mr. Small served as Senior Vice President at Lawrence Ruben Company, Inc., a provider of real estate investment, development, management and technology, from 2003 to 2004 and Principal of Barrow Street Capital LLC, an investment management firm, from 2000 to 2003. Mr. Small began his career as an Associate at LaSalle Partners and Lend Lease Real Estate Investments before moving to Cerberus Real Estate Partners LLC to serve as Vice President in 2000. Mr. Small is the founder and trustee of Brighter Night Inc., a foundation dedicated to raising awareness of and advocating for youth and their families facing the challenges of mental health illness. Mr. Small received an M.B.A. from New York University Stern School of Business and a B.A. in Sociology from Princeton University













Ivona Smith

Ivona Smith

30 years of experience, including in operational and financial restructurings, and extensive expertise in the financial services industry, including internal audit, risk management, restructuring advisory, valuation, and corporate finance

- 30 years of experience, including Operational and Financial Restructurings
- Trustee of various litigation and liquidation trusts; former Managing Director at Fair Oaks Capital, LP; co-founded and former Portfolio Manager at Restoration Capital Management LLC; former Co-Portfolio Manager at Tribeca Investments, LLC; and current Director at Rayonier Advanced Materials Inc. (NYSE: RYAM)

Ivona Smith, age 55, has worked with Drivetrain, LLC ("Drivetrain"), an independent fiduciary services firm, since 2016. TMs. Smith also served as an independent director on the boards of directors of various companies, including 2U, Inc. (formerly NASDAQ: TWOU), an American educational technology company, from May 2024 to September 2024; CST Industries, Inc., a leader in the manufacture and construction of factory coated metal storage tanks, aluminum domes and specialty covers, from November 2021 to July 2024; Peer Street, Inc., a real estate investing platform, from April 2023 to May 2024; IronNet, Inc., a global cybersecurity leader, from November 2023 to February 2024; Zymergen Inc., a biotechnology company, from June 2023 to February 2024; Phoenixus AG, a biopharmaceutical company, from August 2022 to October 2023; Health Innovators Inc. (d/b/a/ DayToDay Health), a comprehensive care management platform, from May 2021 to November 2021; Seegrid Holding Corp., the owner of a company specializing in material handling automation solutions, primarily focused on providing autonomous mobile robots, from September 2020 to December 2020; and iQOR Holdings Inc., a business process outsourcing company, from March 2020 to November 2020. Ms. Smith received an M.B.A. from New York University Stern School of Business and a B.S. in Finance from Fordham University











RAYONIER Advanced Materials | FAIR OAKS CAPITAL | Tribeca | DRIVETRAIN | Restoration Capital





Steven Vick

35 years of experience as a senior executive, including in the senior housing industry, and expertise in corporate turnarounds

» 35 years of experience, including Senior Housing, Operations, and Turnarounds

» Co-founded Pegasus Senior Living (partnered with Welltower Inc., managed and turned around 37 former Brookdale communities); former Chief Executive Officer and Director at Assisted Living Concepts (led a post-bankruptcy turnaround, bought by Extendicare Health Services); former President and Director at Alterra Healthcare Corporation ("Alterra") (later merged with Brookdale); and co-founded and former Director at Sterling House Corporation (brought public and merged with Alterra)

Steven L. Vick, age 66, is the Co-Founder and Chief Executive Officer of Signature Senior Living, LLC, a developer and operator of multiple assisted living and memory care facilities, since 2005. Previously, Mr. Vick served as Co-Founder and Chief Executive Officer of Pegasus Senior Living LLC ("Pegasus"), a Dallas-based operator of senior housing, from 2018 to April 2021. Mr. Vick served as a Consultant to Serene Senior Living Private Limited, India, a developer of senior housing facilities, from 2012 to 2017. Starting in 2007, Mr. Vick developed a proprietary software solution for the senior living industry, which he sold to MatrixCare in 2015. Mr. Vick served as President and Chief Executive Officer of Assisted Living Concepts, Inc., a chain of assisted living facilities, from 2002 to 2005. Mr. Vick served as President of Alterra Healthcare Corporation (formerly NYSE: ALHC) ("Alterra"), a national assisted living company, from 2001 to 2002, where he was also Chief Operating Officer from 1997 to 2001. Earlier in his career, Mr. Vick co-founded Sterling House Corporation (formerly AMEX: SGH) ("Sterling House"), an assisted living company, from 1991 until its merger with Alterra in 1997. Mr. Vick served on the boards of directors of Pegasus, from 2018 to April 2021, Assisted Living Concepts, Inc, from 2002 to 2005, Alterra from 1997 to 2002 and Sterling House from 1995 to 1997. Mr. Vick served on the boards of directors of the American Senior Housing Association and Assisted Living Federation of America. Mr. Vick received a B.A. from Wichita State University










Lori Wittman

Lori Wittman

30+ years of extensive experience in the real estate industry and deep expertise in financial management and corporate governance

- 30+ years of experience, including Senior Housing, REIT's, Operations, and Stockholder Communications
- Former Chief Financial Officer at Care Capital Properties, Inc. (bought by Sabra Health Care REIT, Inc.); former Senior Vice President of Capital Markets and Investor Relations at Ventas, Inc.; Senior Vice President and Treasurer at General Growth Properties; current Chairman of the Board at NetSTREIT Corp. (NYSE: NTST); and current Lead Independent Director at Global Medical REIT, Inc. (NYSE: GMRE)

Lori B. Wittman, age 66, has served as Executive Vice President and Chief Financial Officer of Aventine Property Group, Inc., a privately-held real estate investment trust, since April 2023. Ms. Wittman previously served as Interim Chief Financial Officer and Treasurer of NETSTREIT Corp. (NYSE: NTST) ("NETSTREIT"), an internally managed real estate investment trust, from November 2022 to April 2023. Ms. Wittman served as an advisor to Big Rock Partners Acquisition Corp. ("Big Rock"), a blank check company, from February 2020 until its business combination in May 2021, after serving as its Chief Financial Officer from 2017 to February 2020. From 2015 to 2017, Ms. Wittman served as the Chief Financial Officer of Care Capital Properties, Inc. (formerly NYSE: CCP), a self-administered, self-managed real estate investment trust. Prior to that, Ms. Wittman served as Senior Vice President of Capital Markets and Investor Relations at Ventas, Inc. (NYSE: VTR), a real estate investment trust specializing in the ownership and management of research, medicine and healthcare facilities. Earlier in her career, Ms. Wittman served in various finance, accounting and capital markets related senior executive roles at companies, including General Growth Properties, Inc., Big Rock Partners, LLC, Heitman Financial and Homart Development Company. Ms. Wittman has served on the boards of directors of NETSTREIT, since 2019 and Global Medical REIT Inc. (NYSE: GMRE), a real estate investment trust engaged primarily in the acquisition of healthcare facilities, since 2018. Previously, Ms. Wittman served on the boards of directors of Freehold Properties Inc., a real estate investment company, from 2019 to March 2023; IMH Financial Corporation, a real estate finance company, from 2014 until November 2020; and Big Rock, from 2017 to February 2020. Ms. Wittman also previously served on the board of directors of Green Realty Trust, Inc., a real estate company. Ms. Wittman is a trustee of Clark University. Ms. Wittman served on the boards of directors of Young Center for Immigrant Children's Rights, Midwest Hedge Funds Care and The Women's Treatment Center. Ms. Wittman received an M.B.A. in Finance and Accounting from the University of Chicago, M.C.P. in Housing and Real Estate Finance from the University of Pennsylvania and a B.A. in Geography/Sociology from Clark University



















NETSTREIT GLOBAL MEDICAL REIT GGP General Growth Properties, Inc. AVENTINE PROPERTY GROUP BIG ROCK PARTNERS SENIOR HOUSING Care Capital Properties HEITMAN Freehold PROPERTIES IMH Financial Corporation

APPENDIX



Brookdale Has Been The Target of Several Activist Campaigns

Activist	Dates	Activist Thesis Summary	Comments
Sandell Castlerigg Investments	2015 – 2016	- Separate the Company's owned real estate portfolio into a REIT and distribute it to shareholders via a tax-free spin-off ("PropCo") - Weak corporate governance structure	- Thesis would create significantly increased lease expenses for the Company, thereby dramatically diminishing cash flow
Land & Buildings Investment Management	2016 – 2018	- Separate some of the Company's owned real estate portfolio into a REIT - Sell real estate in $500 million increments until the discount between trading price and NAV narrows	- Thesis would create significantly increased lease expenses for the Company, thereby dramatically diminishing cash flow
Macquarie Investment Management	2018 – 2020	- Sell owned real estate	- Thesis would create significantly increased lease expenses for the Company, thereby dramatically diminishing cash flow

Prior activist campaigns have been fundamentally flawed in their approach to maximizing shareholder value



Governance Changes Have Been Due to Activism

Brookdale has been a target of several activist campaigns

	Sandell Castlerigg Investments	Land & Buildings
Dates	**2015**	**2016 – 2019**
Governance Concerns Raised	» ***Staggered Board*** » ***Director dismissal limited to cause*** » No action by written consent » No ability to call special meetings » ***Board composition – lack of independent directors with real estate experience*** » Executive pay not tied to share price performance	» Disclose findings of February 2017 Strategic Review » ***De-stagger the Board*** » Refresh the Boad with individuals with experience in health care, REITS, tax structuring, real estate and finance » Eliminate lease structures » Provide more transparent disclosures around leased properties
Outcomes	» Directors Mark Schulte and Samuel Waxman departed Board, Lee Wielansky and Mark Parrell appointed	» Marc Bromley appointed to Board 7/25/2017 and Company to consult with L&B regarding Board Composition prior to 2018 AGM » Strategic Review: > Offer to acquire Company for $9/share rejected; turnaround strategy announced 2/22/2018 > **CEO** – CEO T. Andrew Smith stepped down, CFO Lucinda Baier appointed CEO effective 2/28/2018 > **Board Chair –** Chairman Decker retired, Lee Wielansky named Chair » Rita Johnson Mills appointed to Board 8/3/2018 and Denise Warren nominated for the 2018 AGM » ***Board De-Staggered and the Super-majority Vote Requirement to remove directors eliminated at the 2018 AGM***
Compensation	» Executive severance agreements amended to provide benefits that align interests with shareholders	